FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2003
(October 29, 2003)

Commission File Number 1-13488

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index on Page 4

Annexed hereto is a copy of the 2003 Annual Report of British Sky Broadcasting Group plc ("BSkyB") which was sent to holders of Ordinary Shares and to holders of American Depositary Receipts ("ADRs") in connection with the Annual General Meeting of BSkyB to be held on November 14, 2003 in London, England.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: October 29, 2003

By: D. Gormley
Dave Gormley
Company Secretary

\\\NY551 - 95822/0003 - 673479 v1

EXHIBIT INDEX

Exhibit A

British Sky Broadcasting Group plc Annual Report and Accounts 2003

[illegible]

[illegible]

[illegible]

Chairman's Statement

Rupert Murdoch, Chairman

+ A year of positives Sky's excellent financial results for the year clearly demonstrate that we are starting to realise the benefit of our significant investment in digital television in Britain.

Indeed throughout the last five years, Sky has always been the driving force behind making the UK the world leader in digital television, and I fully expect Sky to build on its market leadership to deliver increased financial and operational strength over the next year.

The winning formula of offering an unrivalled entertainment product combined with excellent customer service has helped Sky to win many new customers and maintain world-class levels of customer loyalty. As a result, by the end of June 2003, Sky digital had reached over 6.8 million subscribers and succeeded in consistently outperforming its operational targets. With the Company poised to sign up its seven millionth customer later this calendar year, the focus is now on returning to, and exceeding, the levels of profitability previously achieved in analogue.

Sky's channels continue to grow in both their reach and popularity. Real progress has been made this year towards achieving our ambition of Sky in every home. Three of our Sky channels are now broadcast free-to-air via the digital terrestrial network that will, in due course, replace analogue broadcasting, thus completing the revolution in UK broadcasting started by Sky digital.

Sky recognises its responsibilities as a broadcaster and as one of the largest British companies. Our commitment to the community is expressed through a host of initiatives, which are particularly focused on encouraging young people to reach their full potential.

There have been a number of changes to the Board during the year. I would particularly like to thank Leslie Hinton and Martin Pompadur, who left the board in February 2003, for their contribution to Sky's development over many years. The new non-executive Directors who joined the board during the year were Chase Carey, James Murdoch, Jacques Nasser, Gail Rebuck, and Lord Wilson of Dinton.

Finally, I would like to thank Sky's staff for their continued support. It is their dedication to serving the needs of our customers that has ensured Sky's continuing success.

11 August 2003




This year's positives
the magazine

+ **We continued to experience strong growth in DTH subscribers,** adding 744,000 subscribers during the year

+ **Customer loyalty has remained very strong,** with churn below 10% for the year

+ **For the first time,** Sky has distributed its channels on free-to-air terrestrial television, with the launch of three channels on Freeview

+ **Revenues** increased 15% to £3,186 million

+ **Operating profit before goodwill and exceptional items** increased by 94% to £371 million

+ **Profit before tax, goodwill and exceptional items** of £260 million


PROGR
sky+
REMOTE
MESSAGE
ONLINE
BACK UP

Sky delivered strong growth in profitability in the year to June 2003, building on the excellent operational performance of the business.

Sky is now looking forward to delivering increasing financial returns on the considerable investment it has made in digital television.



[illegible]
Chief Executive

Martin Stew[illegible]rt
Chief Financial Officer

The business, its objectives and its strategy

British Sky Broadcasting Group plc and its subsidiaries ("Sky", the "Group") operate the leading pay TV broadcasting service in the United Kingdom ("UK") and the Republic of Ireland ("Ireland"), deriving revenues from television broadcasting services and certain ancillary functions which are provided to both retail and wholesale customers.

Sky is an established and widely recognised brand, with a reputation for quality and innovation. Sky operates and distributes 26 wholly-owned channels ("Sky's Channels") and retails a further 96 third party channels to direct-to-home ("DTH") viewers via its digital service. In addition to this, Sky operates the Sky Box Office service ("SBO"), which provides pay-per-view services covering films, sporting events and concerts.

Sky's main objective is to build upon its position as the leading provider of multichannel television services in the UK and Ireland in order to deliver long-term growth in shareholder value. Sky has established a series of key operational and financial targets, which ensure focus on certain priorities that will drive the business to achieve its main objective. These are as follows:

+ Continued expansion of the total DTH subscriber base
  Sky seeks to achieve this expansion in two main ways: firstly, through the acquisition of new DTH subscribers and secondly, through the maintenance of a low churn rate. Sky's current target is to reach 7 million subscribers by the end of calendar 2003. Maintaining a low churn rate is currently a key component of maximising the return Sky makes on its investment in customer acquisition.

  Sky's customer relationship management ("CRM") centres, principally based in Scotland, play a key role in addressing this priority. The CRM centres deal with the handling of orders from subscribers, the establishment and maintenance of subscriber accounts, the invoicing and collection of revenue and telemarketing and customer services. These activities, together with a high level of customer service and familiarity with customer needs, allow the centres to play a key role, both in customer acquisition and customer retention.

+ Maintenance of subscriber quality
  Sky evaluates the financial return on its subscribers by, amongst other things, measuring Average Revenue per User ("ARPU") and Subscriber Acquisition Cost ("SAC"). Sky's current strategy is to increase the revenues earned from its subscribers to achieve its ARPU target of £400 by the end of the calendar year 2005. Growth in ARPU is expected to be derived from a combination of growth in revenues from core subscription products, new services such as Sky+ and the Extra Digibox, as well as revenues from Interactive and other services.

  Consistent reductions in SAC means that it has become increasingly profitable for Sky to acquire new subscribers. Reductions in SAC have principally been driven by the combination of lower costs of set-top boxes and other installation-related hardware, together with increases in the contribution made by the customer towards the installation cost, particularly for those customers on lower-tier packages. There has also been a favourable impact on the costs of marketing for acquisition purposes due to a change in the mix of customer acquisition routes towards lower-cost direct sales.

+ Growing the popularity of Sky's channels
  Sky's Channels generate significant advertising revenues for the Group and contribute to the appeal of the Sky digital platform. Sky One remains the UK's most watched non-terrestrial channel; together with Sky One Mix, which was launched in December 2002, it had an average multichannel viewing share of 3.5% for the financial year. Sky News has a reputation for impartial, authoritative and up to the minute coverage of breaking news. During 2003, Sky launched three new music channels, featuring an innovative interactive scheduling system. As the universe of multichannel homes has grown, Sky's Channels have been able to grow their share of the UK advertising market and Sky currently expects this trend to continue.

+ Quality programming
  Investment in attractive programming is a key factor in generating the subscription revenues that make up 80% (2002: 80%) of Sky's total revenue. Sky's strategy is to acquire exclusive pay TV rights for films, live sporting events and for other general entertainment programming. At the same time, Sky's priority is to control the costs of all of these types of programming in order to help deliver improved operating margins.

+ Innovation in products and services, and investment in the future
  Sky has a strong track record of innovation, operating in a highly competitive environment, which is reliant on technology that is subject to rapid change and development. Sky therefore seeks to invest and adapt in order to remain competitive and keeps under review emerging technologies for the distribution of entertainment content or for the provision of new services to Sky's subscriber base.

  Sky has successfully introduced new products and services such as Sky+, Sky Talk and the Extra Digibox and these continue to increase in popularity. Sky's DTH customers also have access to Sky's digital interactive services, Sky Active, and a range of other digital interactive services, accessible either through stand-alone portals such as Sky Active, or in conjunction with certain broadcast channels. These services include betting, games-playing, shopping, interactive programming, interactive advertising and telephony-based services such as voting.

DTH subscribers (million)


01 5.5
02 6.1

DTH revenue (£ million)


01 1,537
02 1,929

Operating margin (before goodwill and exceptional items)


01 6.9%
02 6.9%

12.2m

The record number of households in the UK and Ireland receiving one or more of Sky's channels

Operating profit (before goodwill and exceptional items) (£ million)

01	160
02	192

ARPU
Quarterly annualised

01	£313
02	£347

Churn rates
Year to date

01	10.0%
02	10.5%

Performance in the year

Total revenue for the twelve months ending 30 June 2003 ("the year") exceeded £3 billion for the first time, an increase of 15% over the year to 30 June 2002 ("the comparable period") to £3,186 million. Total operating costs before goodwill and exceptional items increased by 9% to £2,815 million, generating an operating profit margin before goodwill and exceptional items of 12% (2002: 7%). Sky continues to benefit from strong operational gearing; operating profit before goodwill and exceptional items increased by 94% over the comparable period to £371 million. Profit after tax was £190 million, the Group's first full year of positive earnings since the launch of Sky digital. Since net debt peaked at 31 December 2001 at around £1,833 million, the Group has reduced its net debt by £728 million, to end the period at £1,105 million.

Operating review

At 30 June 2003, the number of DTH satellite subscribers in the UK and Ireland was 6,845,000 representing a net increase of 744,000 in the year. Sky remains highly confident of achieving its target of 7 million subscribers by the end of calendar year 2003.

As a result of the continued growth in the number of DTH subscribers and the launch of the digital terrestrial free-to-air service, Freeview, in October 2002, the total number of UK and Ireland households receiving one or more of Sky's channels increased by 2.0 million to a record 12.2 million in the year.

DTH churn for the year stands at 9.4%, a reduction of over one percentage point on the comparable period.

The annualised average revenue per DTH subscriber ("ARPU") at 30 June 2003 was £366. The increase of 5% over the comparable period reflected the change in Sky's UK retail prices which was effective from 1 January 2003, along with increased contributions from products such as Sky+ and the Extra Digibox and higher usage of interactive services.

At 30 June 2003, there were 105,000 subscribers to Sky+, representing an increase of 77,000 in the year, successfully achieving Sky's target of having 100,000 subscribers by 30 June 2003. Sky+ enhances Sky's reputation for innovation and continues to lead the growing personal video recorder ("PVR") category in the UK. The early evidence is that Sky+ customers demonstrate encouraging levels of customer loyalty and a high propensity to subscribe to top-tier packages. In addition, at 30 June 2003, there were 165,000 subscribers to the Extra Digibox, representing 111,000 net additions during the year. 57% of Sky+ subscribers are also Extra Digibox subscribers.

Sky digital continues to offer the widest choice in multichannel television in the UK and Ireland. At 30 June 2003, there were over 395 channels available via digital satellite, including over 120 channels retailed by Sky, around 160 free TV and radio channels, and over 85 pay-per-view channels.

Sky's own channels have recently increased their potential reach. Under the terms of an arrangement recently agreed with ntl, Sky One, Sky News and Sky Sports News will continue to be carried on ntl's digital cable network, until the end of 2006. An additional six Sky channels, including Sky One Mix, Sky Travel, Sky Travel Extra and the recently launched channels from Sky Music (The Amp, Flaunt and Scuzz), will be distributed on ntl's cable network for the first time.

Sky concluded a new 5-year agreement with the BBC in June 2003, ensuring that all of the BBC's channels, including all regional variations, will be listed on Sky's Electronic Programme Guide ("EPG"). The BBC channels are unencrypted but the BBC has secured a regionalisation service using Sky's conditional access technology, to ensure that Sky subscribers will continue to receive their appropriate national and regional variation of BBC One and BBC Two. Sky also announced the renewal for five years of its conditional access agreement with Channel Five, commencing October 2003.



01



02



03

Programming

As multichannel penetration continued to rise, the viewing share of Sky channels across all UK television homes grew to 6.4% for the year compared to 6.1% in the previous year.

Sky News continues to be the leading 24-hour news channel within multichannel homes, beating the viewing share of BBC News 24 and the ITV News channel combined. Industry recognition has continued with a second British Academy award and the Royal Television Society News Channel of the Year award for the second year running, underlining Sky News' reputation as the home of breaking news.

Sky One continues to lead audience delivery amongst the key 16-34 year old demographic. Sky One combines a commitment to commissioning and developing factual entertainment programmes with a growing reputation for fast turn-around documentaries such as Michael Jackson: The Untold Story.

Sky Sports had another strong year. Its viewing share across UK homes grew by 13% on the comparable period and programming was increased across its five dedicated channels. Memorable moments during the year included Europe's dramatic Ryder Cup victory at The Belfry, the England Rugby Union team's record-breaking run of victories against the Southern Hemisphere sides in both the Autumn Internationals and Summer Tour, and the Cricket World Cup. The live Premiership match between Arsenal and Manchester United in April attracted Sky's highest audience for five years with an in-home peak of 3.8 million viewers. On the final day of the Premiership season, Sky Sports' three live matches attracted the highest ever final day audience and, over the entire FA Premier League season, average audiences were up 17% on the prior year.

Over the past twelve months Sky has secured three significant football rights agreements. In September 2002, Sky won the rights to cover live UEFA Champions League football for the first time, and from September 2003 will have exclusive live coverage of all Wednesday matches in the UK and up to six live ties on Tuesday nights. Sky has also recently announced that it will share the rights with the BBC to broadcast the Football Association's key properties in a new four-year agreement commencing at the start of the 2004/05 season. The new contract has yielded a significant cost saving compared to the existing contract. Finally, on 8 August 2003, it was announced that Sky had successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. This new agreement offers our subscribers unparalleled coverage of Premier League football with more games available for live broadcast than ever before. The total cost of the new agreement for the four UK live packages is £1,024 million over three years.

Sky Movies' share of viewing for the year within multichannel homes was 3.6%, with Saturday Premieres continuing to perform strongly. From June 2003 there has been a shift in emphasis in movie scheduling away from weekday slots and towards the weekend line-ups. A record number of "Megahits" were broadcast this year, almost triple the number shown five years ago. Sky's innovative use of multiplexes to allow a film to be shown at multiple start times on the same day has proven to be very popular, generating 1.8 million viewers for Jurassic Park III and 1.3 million viewers for Harry Potter and the Philosopher's Stone.


7,000,000
DTH subscribers target
"SKY REMAINS HIGHLY CONFIDENT OF ACHIEVING ITS TARGET OF 7 MILLION SUBSCRIBERS BY THE END OF CALENDAR YEAR 2003."



01 SKY+ IS CHANGING THE WAY OUR CUSTOMERS EXPERIENCE TV

02 SKY'S WIDE RANGE OF INTERACTIVE SERVICES OFFERS SOMETHING FOR ALL THE FAMILY

03 WITH SKY, KIDS CAN GET THEIR OWN EXTRA DIGIBOX TO CATCH THE SHOWS THEY WANT TO WATCH

= £400

(our ARPU target)

£3,186m

Total revenue increased by 15% in the year to £3,186m

Financial Review

Turnover Total revenue for the year grew by 15% to £3,186 million, driven by further strong DTH revenue growth and continued growth in advertising and interactive revenues.

DTH revenue, which now accounts for 74% of total turnover (2002: 69%), grew by 21% to £2,341 million for the year. This growth reflects the 14% increase in the average number of DTH subscribers and an increase in the non-interactive component of ARPU, largely driven by the change to Sky's UK retail prices in January 2003, but also by the introduction of new products such as Sky+ and the Extra Digibox.

Cable revenues, which account for 6% of total revenue (2002: 8%), fell by 11% on the comparable period, with the number of UK cable homes and the average number of premium channels taken by each cable subscriber falling. Sky announced, on 23 June 2003, that it had concluded an agreement for the supply of nine basic Sky channels to ntl, effective until the end of 2006.

The termination of ITV Digital's digital terrestrial TV ("DTT") operation on 30 April 2002 has resulted in a one-off reduction in total wholesale revenue of around 19%.

Sky's advertising revenue continued to outperform the market with a 13% increase on the comparable period to £284 million, principally reflecting the benefit from strong share deals negotiated with advertising agencies for calendar year 2003, and strong growth in Sky's overall subscriber base. Sky currently expects this above-market growth to continue for at least the remainder of the calendar year.

Interactive applications continue to contribute to Sky's revenue growth, with total interactive revenue increasing by 17% to £218 million, of which £117 million related to Sky Bet, Sky's wholly-owned bookmaker. The increase in betting revenue was driven by a threefold increase over the comparable period in the total volume of bets placed to over 15 million, of which 12 million were interactive television bets. Sky Active revenue amounted to £101 million, increasing by 11% on the comparable period. The increase was principally due to the success of interactive advertising and Sky Buy. Interactive advertising is demonstrating strong potential, with revenue increasing 54% on the comparable period.

Other revenue for the year increased by 8% to £141 million, primarily due to hardware-related revenue on the sale of Sky+ and Extra Digiboxes.

Programming costs Programming costs increased by 11% to £1,604 million, principally as a result of contractual increases in sports costs and volume-related increases in movie and third party channel costs.

Sports costs, which represent 45% of total programming spend (2002: 46%), increased by £60 million to £723 million. This was principally driven by contractual increases in rights costs and the costs of non-annual events such as the Ryder Cup and the Cricket World Cup. Contractual increases were partly offset by savings achieved by the decisions made not to renew agreements to broadcast UEFA Cup and Scottish Premier League football, and Six Nations Rugby.

An increase in movie costs of £37 million to £397 million reflected the increase in the average number of movie subscribers, around a 30% increase in the number of output titles qualifying as "Megahits" over the comparable period, and contractual increases. The increase was offset by savings resulting from the continued weakness of the US dollar.

DTH distribution fees paid to third party channels rose by £54 million to £351 million, due to the increased number of subscribers, contractual per subscriber fee increases and small changes to the channel line-up. These increases were partly offset by savings generated by the renewal, on improved terms, of contracts with Flextech and UKTV (five-year agreements from January 2002), Sci-Fi (a two-year extendable agreement from November 2002) and Cartoon Network (a five-year agreement from January 2003). In all cases, savings of at least 15% on the pence per subscriber cost of channel carriage were achieved.

Analysis of turnover 2002/03


Direct-to-home subscribers 74%
Cable subscribers 6%
Advertising 9%
Interactive 7%
Other 4%

Analysis of operating costs 2002/03
Before goodwill and exceptional items


Programming 57%
Transmission & related functions 5%
Marketing 14%
Subscriber management 12%
Administration 8%
Betting 4%

Page 15 of 73

Entertainment programming costs increased by £9 million to £94 million, principally due to the scheduling of new acquired programming and the launch of four new Sky channels during the year (Sky One Mix, Flaunt, The Amp and Scuzz). Operating costs of Sky News rose by £5 million to £39 million, driven predominantly by the additional costs of coverage of the conflict in Iraq.

Other operating costs Transmission and related costs before exceptional items decreased by £4 million to £143 million, mainly due to reductions in technical operations costs through transponder cost efficiency savings.

Marketing costs at £401 million declined by £16 million on the comparable period despite broadly the same number of digital installations. SAC was £207, representing a reduction of £27 on the comparable period. The reduction was due to the combination of reduced hardware costs, an increase in install revenues and a greater proportion of direct acquisitions.

Subscriber management costs increased by £33 million to £324 million. Subscriber management costs comprise two main activities: customer relationship management ("CRM") costs associated with managing the existing subscriber base; and supply chain costs relating to systems and infrastructure and the hardware costs of new products purchased by subscribers, such as Sky+ and Extra Digiboxes. As a result of customer contact centre efficiencies and lower incoming call volumes, CRM costs per subscriber have fallen by 15%, leading to an absolute cost reduction of 3% over the comparable period to £148 million. Supply chain costs increased by 28% over the comparable period to £176 million, reflecting the growth in the number of Sky+ and Extra Digiboxes and costs associated with the smartcard swap-out as part of stringent on-going anti-piracy measures.

Administration costs before goodwill and exceptional items increased by £33 million to £236 million, including increases in insurance costs and disaster recovery planning costs.

Betting costs increased by £20 million to £108 million, directly as a result of the continued strong growth in betting revenues.

Earnings before interest, tax, depreciation and amortisation before exceptional items ("EBITDA") for the year increased by 72% to £469 million.

Goodwill Goodwill amortisation increased by £3 million on the comparable period to £122 million. This increase was largely due to a £5 million provision against goodwill which originally arose on the acquisition of Opta Index Limited ("Opta"). This provision was made as a result of the Group's announcement in December 2002 that it would close Opta and the carrying value of this goodwill has been reduced to nil. The Group is currently in negotiations to sell or license some or all of Opta's assets to a third party.

Exceptional items During the comparable period, the Group made an exceptional operating provision of £22 million against the wholesale revenues that it was owed by ITV Digital. During the year, the Group received a payment amounting to £5 million of this debt, generating a credit to the profit and loss account. This operating exceptional item has been included within operating profit.

The Group has also made a provision against some of its minority equity investments. This has led to a net non-cash exceptional charge of £15 million, which is accounted for below operating profit.

The Group recognised an exceptional deferred tax credit of £123 million during the year (see Taxation section below).

Joint Ventures The Group's share of net operating profits in joint ventures increased to £3 million in the period, an increase of £80 million on the comparable period, principally reflecting the cessation of equity accounting for the Group's share of losses incurred by KirchPayTV from 8 February 2002.

Taxation The net tax credit for the period includes a current pre-exceptional tax charge of £85 million and a deferred tax credit of £3 million (which is included within the total £28 million non-exceptional deferred tax credit) due to the Group generating profits chargeable to corporation tax in this fiscal year. Before the effect of goodwill, joint ventures and exceptional items, this results in an underlying effective tax rate of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items.

As a result of the significant investment made in digital, and the resultant losses incurred, the Group has accumulated significant tax losses within different Group companies.

Under the UK Accounting Standard FRS19, a deferred tax asset in respect of these tax losses may only be recognised in the Group's balance sheet at the point when it is 'more likely than not' that there will be sufficient future taxable profits to offset the tax losses thereby being capitalised.

As the Group's and individual entities' profitability has continued to rise it has become increasingly possible to satisfy the requirements of FRS19. During the six months ended 31 December 2002, the Group recognised a £40 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group's trading subsidiaries.

Subsequently, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, the Directors have been able to conclude that the required FRS19 conditions have also now been satisfied in respect of other tax losses in the Group, permitting the Group to recognise a further deferred tax asset of £123 million, which has been treated as an exceptional tax credit due to its size. This brings the total deferred tax

EPS before goodwill and exceptional items increases to

10.5 pence


01
02
Perfect Driving Conditions

01

02

This year Sky generated a net operating cash inflow of

£664m

asset recognised within the year to £151 million, net of utilisation and an adjustment arising from the prior period. Following this recognition, the Group has no further significant unrecognised UK losses, and therefore, over the long-term, the Group's ongoing UK tax charge in the profit and loss account is expected to continue at a rate of around 31%.

After the £85 million current pre-exceptional tax charge for the period, the £151 million deferred tax credit, the tax charge on exceptional items (£1 million) and Sky's share of joint ventures' tax (£2 million), the net tax credit for the period was £63 million.

During the period, £45 million of Advanced Corporation Tax (ACT) brought forward was utilised to reduce the Group's cash tax liability.

Earnings The Group has recorded the first full year of positive earnings since the launch of Sky digital after generating a profit after tax of £190 million. With the weighted average number of ordinary shares outstanding during the year (excluding those shares held by the ESOP Trust) at 1,915 million, earnings per share before goodwill and exceptional items of 10.5 pence per share was achieved, compared to a loss per share of 2.7 pence for the comparable period.

Cash flow and interest With EBITDA of £469 million, exceptional items of £5 million and cash generated from the movement in working capital of £191 million, the Group generated £664 million of net operating cash inflow. This represents the conversion of 179% of operating profit before goodwill and exceptional items to cash inflow. After taking into account cash outflows principally comprising net cash interest payments of £125 million, capital expenditure of £98 million and tax paid of £18 million, net debt decreased by £423 million in the period, from £1,528 million to £1,105 million. At 30 June 2003, leverage (the ratio of net debt to EBITDA) was 2.4 times, and interest cover (the ratio of EBITDA to net interest payable) was 4.1 times.

Despite the continued growth of the business, Sky generated cash from the movement in working capital this year due to a combination of one-off factors (for example the unwinding of prepayments of certain sports rights) and factors which will continue to apply as the business continues to grow. The latter includes Sky's subscription collection cycle, and the payment in arrears for certain programming costs, such as those incurred in respect of the carriage of third party channels.

Other recurring components of the positive working capital movement include the reversal, over time, of prepayments made for Sky's long-term satellite transponder leases, and the accounting treatment for certain share-based employee remuneration schemes which, under UK GAAP, result in charges to the profit and loss account, despite being non-cash in nature.

Net interest costs of £115 million decreased by £22 million on the comparable period due to lower levels of indebtedness and lower average interest rates.

Returns to shareholders On 5 May 1999, it was announced that the Board had decided to suspend dividend payments to shareholders. Accordingly, no dividends have been paid or proposed since that date.

Balance sheet

Financing

The Group's principal sources of liquidity are operating cash flow, combined with access to the aggregate £800 million (2002: £1,050 million) revolving credit facilities, described in more detail below. Long-term funding comes primarily from US dollar and sterling-denominated public bond debt, which are described in more detail below.

- Revolving Credit Facilities ("RCF"s)

  On 20 March 2003 the Group signed a new, five-year £600 million RCF. The new facility was used to cancel the Group's £750 million facility, originally due to mature in June 2004, and will be used for general corporate purposes. In addition, the Group's existing £300 million facility was voluntarily reduced to £200 million and will mature, as before, in June 2004. Available facilities, therefore, now total £800 million, and will reduce to £600 million from June 2004, in line with the anticipated reduced capital requirements of the Group, which has been cash flow positive since January 2002.

  Under the terms of the £200 million facility, interest accrues at between 0.500% and 1.750% per annum above the London Inter-Bank Offer Rate ("LIBOR"), depending on the Group's credit rating. Under the terms of the £600 million facility, interest is fixed at 1.125% per annum above LIBOR until June 2004, and thereafter accrues at rates between 0.600% and 1.125% per annum above LIBOR, depending on the Group's ratio of net debt to EBITDA, provided that the rate does not fall below 0.700% per annum prior to 20 March 2006. At 30 June 2003, the ratio of net debt to EBITDA was 2.4 (2002: 5.6). Interest cover (the ratio of EBITDA to net interest payable) was 4.1 (2002: 2.0). The Group currently expects these ratios to continue to improve.

- Guaranteed notes

  During the current and prior year the Group also had in issue the following publicly traded guaranteed notes:

  US$300 million, 7.300% Guaranteed Notes, repayable in October 2006. The Group entered into swap transactions to convert the US dollar proceeds to pounds sterling, of which half carries a fixed rate of interest of 8.384% until maturity. The remainder was fixed at 7.940% until 15 April 2002, and at 6.130% for the remaining life of the Notes.



£100 million, 7.750% Guaranteed Notes and US$650 million, 8.200% Guaranteed Notes, both repayable in July 2009. The proceeds of the US dollar Notes were swapped at inception into pounds sterling at a fixed rate of 7.653% per annum. In December 2002 and March 2003, the Group amended the terms relating to £63.5 million of these swap arrangements, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it will revert to floating six months LIBOR plus a margin of 3.390%.

US$600 million, 6.875% Guaranteed Notes, repayable in February 2009. The US dollar proceeds have been swapped into pounds sterling at a fixed rate of 8.200% per annum.

Fixed and current assets
Intangible assets decreased by £121 million, from £657 million to £536 million, due to the amortisation of goodwill and the provision against Opta goodwill. Intangible assets mainly comprise the goodwill that arose on the acquisitions of British Interactive Broadcasting Holdings Limited ("BiB"), Sports Internet Group plc ("SIG") and WAPTV.

Tangible fixed assets increased in the period by £3 million, mainly due to £101 million of additions, including investment in customer-facing technology, improvement in web-based technology and improved back-up facilities, partly offset by depreciation of £98 million. Fixed asset investments decreased by £20 million, mainly due to the further provision against our minority investments in football clubs of £21 million made at 31 December 2002. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by £3 million, following the agreement to sell its minority investment in July 2003.

Net current assets decreased by £88 million, principally caused by an increase in creditor balances, mainly due to the increase in deferred subscription revenues resulting from an increased subscriber base; a decrease in debtors due to the amortisation of the FAPL prepayment; and a decrease in non-programming stock due to the utilisation of set-top box stocks outweighing purchases in the period.

Reserves
British Sky Broadcasting Group plc ("the Company") had a deficit of £1,120 million on its company-only profit and loss reserve at 30 June 2003. In order to improve the presentation of the Company's balance sheet, and give the Company greater flexibility in any future distribution policy, the Directors intend to propose a resolution at the Annual General Meeting to eliminate the deficit by reducing the Company's share premium account. In order for this to take effect, the reduction will require the subsequent approval of the High Court.

Treasury policy and risk management The Group's treasury function is responsible for raising finance for the Group's operations, together with managing foreign exchange, interest rate and counterparty risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group's policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures and the internal control environment is subject to periodic review by the Group's internal audit team. The amount of cash placed with any one institution is restricted to ensure counterparty risks are minimised.

The Group's principal market risks are its exposures to changes in interest rates and currency exchange rates, which arise both from the Group's sources of finance and from its operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. Interest rate swaps are used to hedge interest rate risks, forward rate agreements to hedge transactional currency exposures and cross-currency interest rate swaps to hedge exposures on long term foreign currency debt.

Interest rate management The Group has financial exposures to both sterling and US dollar interest rates, arising primarily from bank borrowings and long-term bonds. These exposures are managed by borrowing at fixed and variable rates of interest and by using interest rate swaps to manage exposure to interest rate fluctuations. The principal method of hedging interest rate risk is to enter into cross-currency swap arrangements, the effects of which are to fix the Group's sterling interest costs at certain rates. The majority of these arrangements relate to the Group's US dollar-denominated debt and provide for the exchange, at specified intervals, of fixed-rate amounts of dollars in return for fixed-rate amounts of sterling. All of the Group's debt exposure is denominated in sterling after cross-currency swaps are taken into account; however at 30 June 2003, the split of aggregate borrowings into its core currencies was US dollar 84% and sterling 16%.

The Group also enters into sterling interest rate swap arrangements which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional sterling amount. The fair value of interest rate and cross currency swaps held as of 30 June 2003 was approximately £7 million in the Group's favour. (30 June 2002: £60 million in the Group's favour).



The Group's exposure to floating interest rates is currently limited to drawings upon its revolving credit bank facilities. At 30 June 2003 bank facility drawings represented 7% of the Group's total debt (30 June 2002: 32%). 93% of the Group's total debt at 30 June 2003 is fixed-rate after taking account of interest rate swaps (30 June 2002: 87%).

To ensure continuity of funding, the Group's policy is to ensure that available funding matures over a period of years. At 30 June 2003, 47% of the Group's available funding was due to mature in more than five years (30 June 2002: 42%).

Currency exchange rates The Group's revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs is denominated in US dollars. In the year to 30 June 2003, 15% of operating costs (£424 million) were denominated in US dollars (30 June 2002: 15%; £393 million). These costs relate mainly to the Group's long term programming contracts with US suppliers.

The Group currently manages its US dollar/pound sterling exchange risk exposure by the purchase of forward foreign exchange agreements for up to 18 months ahead. All forward rate agreements are in respect of firm commitments only, and represent approximately 90% of dollar-denominated costs over the relevant 18 month period.

At 30 June 2003, the Group had outstanding commitments to purchase in aggregate US$903 million at average rates of US$1.493 respectively to £1.00. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

Our primary euro exposure arises as a result of revenues generated from our subscribers in the Republic of Ireland. These euro-denominated revenues are offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, which results in a euro surplus.

"I'D LIKE TO PAY TRIBUTE TO ALL THE DIGITAL PLATFORMS WHO HAVE NOW FOUND SPACE FOR THE **COMMUNITY CHANNEL** ON THEIR PLATFORMS. I KNOW SKY WAS THERE FIRST AND THE CHANNEL IS ENORMOUSLY GRATEFUL FOR THE START THAT SKY GAVE."
Tessa Jowell MP, Secretary of State for Culture, Media and Sport.

During the year, surplus euros were exchanged for sterling on currency spot markets. In the twelve months to 30 June 2003, euro 59 million (2002: euro 55 million) was exchanged at spot rates for sterling. A further euro 30 million has been retained to meet obligations under forward foreign exchange contracts for the puchase of Swiss francs. (see below)

During the period, the Group acquired the pay TV rights to certain UEFA Champions League football matches from the 2003/04 season to the end of the 2005/06 season. Payments in respect of these rights will be made pursuant to the contract in Swiss francs, which means that the Group will be exposed to the Swiss franc/pound sterling exchange rate. In line with the Group's policy of limiting foreign exchange transactions to fixed price instruments, all of this exposure for 2003/04 (CHF 99 million) has been hedged via the use of forward contracts for the exchange of euros and Swiss francs.

Corporate responsibility The centrepiece of the Group's community activities, 'Reach for the Sky', attracted 3,875 young people at events where they were able to build their confidence and learn new skills in motivating surroundings. The programme was a finalist in Business in the Community Awards for Excellence. A major new disablility strategy has been launched to ensure that disabled people can access all areas of the Group, including its services, technology and employment.

Sky is a member of the FTSE4Good Index and the Dow Jones Sustainability Index. These indices are limited to companies that can prove they are working towards goals such as positive stakeholder relationships and environmental sustainability.

Employee share option schemes The Group manages its risk in respect of certain employee share option schemes through a dedicated Employee Share Option Plan, which purchases the Company's shares in the open market from time to time.

The accounting policies in respect of market risk sensitive instruments are disclosed in the financial statements in Notes 1, 21 and 25.

Going concern The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group's projected operating requirements and to settle or refinance the Group's other liabilities as they fall due. Accordingly, the accounts are prepared on a going concern basis.

11 August 2003

Page 19 of 73


programming + content
WAR ON
IRAQ

Programming and Content
News

Sky News Audience Profile
Q4 2002/03

Sky News	52%
Total TV	59%

■ ABC1 □ C2DE
Source: BARB.

Since its launch in 1989, Sky News has established itself as a formidable and innovative force in the world of news broadcasting. It now provides news to 80 million people in over 40 countries around the world.

Sky News Valued for fairness, balance and journalistic objectivity by both viewers and regulators, the award-winning channel has also earned a reputation for the speed of its 24-hour coverage and flexibility in reporting live news – first.

During the year, Sky News continued to perform strongly, once again attracting industry recognition, including its second BAFTA award and, for the second year running, it was named RTS News Channel of the Year, as well as Non-Terrestrial Channel of the Year at the Guardian Edinburgh International Television Festival.

These awards underlined Sky News' reputation as the first place to turn to for breaking news: Sky was the first British broadcaster to break the news of the bombing of Baghdad, signalling the start of the Iraq War. And it reported live on the battle of Umm Qasr, broadcasting the first live battlefield scenes, subsequently aired by all UK and most US networks.

During the war, Sky News' share of viewing in multichannel homes increased by 650%.

A MORI poll, reporting on which channel was viewed at all, viewed most, and was most trusted, stated, "BBC One won the terrestrial race, while Sky had a strong lead over both BBC News 24 and CNN for the digital honours".

In September 2002, Sky News also introduced a new look morning show – Sky News Today, which features a flexible format, giving space for greater explanation, analysis and debate. And, earlier in 2003, it introduced a new evening discussion programme – Littlejohn.

The end of October 2002 saw Sky News become available via DTT under the Freeview brand, one of Sky's three channels on the digital free-to-air platform.

In terms of interactivity, over four million votes have been received through Sky News Active and the service continues to innovate, introducing eight full screens of on-demand coverage this year. In addition Sky News has introduced a pioneering desktop news service – Sky News Alerts.

These innovations, combined with an unrivalled expertise in breaking news, will ensure that Sky News remains at the forefront of news provision in the 21st century.


SKY NEWS
FLASH
BREAKING NEWS
2 PEOPLE QUESTIONED OVER TWO GIRLS' DISAPPEARANCE


LIVE
BAGHDAD
first
BREAKING NEWS



01 Jeremy Thompson – Soham tragedy
02 David Chater – Live from Baghdad
03 Julie Etchingham and Martin Stanford on the set of Sky News Today

FACT More awards for Sky News: during 2002/03, Sky News won its second BAFTA award, and, for the second year running, was named RTS News Channel of the Year, as well as Non-Terrestrial Channel of the Year at the Guardian Edinburgh International Television Festival.

Sky digital

#1 Channel choice
6.8 million subscribers enjoy watching the Sky digital platform which continued to go from strength to strength during the year, reaffirming its position as the leading provider of digital TV for UK viewers.



Sky News Active
Sky News Active continues to innovate all the time – introducing 8 full screens of on-demand coverage this year.



Sky News Active Online
Sky News continued to innovate this year by introducing Sky News Active Online – a broadband content service based on award winning Sky News Active.



Programming and Content
Sports

SKY SPORTS

In the last year Sky Sports has offered subscribers more sport than ever. There have been nearly 35,000 hours of programming across the five dedicated channels, around a third of which were broadcast live.

Sky Sports Among the most memorable moments were Europe's Ryder Cup victory at The Belfry, England's hat-trick of victories in Rugby Union's Autumn Internationals, and the Cricket World Cup.

The Ryder Cup – which attracted a record golf audience for Sky Sports – was live and interactive with Sky digital viewers offered eight different views. They could choose to follow up to three different live matches, catch up with highlights, see an up-to-the-minute scoreboard, analyse a course guide, review the day's best shots or watch press conferences and practice sessions.

Sky Sports has since announced a new deal for the Ryder Cup, ensuring that golf's premier event will be exclusively live in 2004, 2006 and 2008. It has also won extended deals with the PGA European Tour for over 30 tournaments and all four World Golf Championship events each year, until 2008.

In other new deals signed this year, Sky Sports extended its contracts for two of golf's Majors (the USPGA Championship and US Open) Golden League Athletics and NFL American Football, and agreed a new four-year deal with the Football Association.

In the autumn, Sky won the rights to cover live UEFA Champions League football for the first time. From September 2003, at the Group Stage, Sky Sports will have exclusive live coverage of all Wednesday matches in the UK and up to six live ties on Tuesday nights, with viewers choosing which game to watch through an interactive menu.

The 2003/04 new football season will now showcase more televised football than ever on Sky Sports with over 350 live matches, including the Barclaycard Premiership, Nationwide Football League, FA Cup, Carling Cup, Tennents Scottish Cup and international football.

Last football season saw Sky Sports attract its highest audience for five years with the Premiership match between Arsenal and Manchester United. Promoted on and off-air as 'Face Off', the clash between the title contenders drew the biggest live Premiership audience and the third-highest multichannel audience ever.

Football League competitions returned to Sky Sports and the Nationwide League and Worthington Cup each attracted higher audiences than before. Sky achieved particularly strong viewing figures on the day of the Worthington Cup Final and the Cricket World Cup game between England and Australia, with 47% of multichannel homes viewing either event.

For the 2003 Cricket World Cup every match was shown exclusively live through February and March. When matches clashed, Sky Sports used its interactive technology to offer a choice of live games.

Prior to the Cricket World Cup, the ICC Trophy and England's Ashes tour were also live. After this, the recent 'Summer of Sport 2003' on Sky Sports featured each of England's one-day cricket internationals and the successful launch of Twenty20 cricket alongside England's Rugby Union victories against Australia and New Zealand.

Sky Sports News, which marks its fifth anniversary this autumn, continues to grow with audiences up 50% in the first six months of 2003 and is now available via digital terrestrial as well as digital satellite and cable.

Sky Sports Active launched new services, with speedway the eleventh sport to be shown live and interactive and Sky Bet available through interactive football menus supported by a new betting-based commentary.

Skysports.com also set new records, for unique users and total page impressions during the year and users of the site have more than doubled since the start of 2002.

Sky Sports Audience Profile
Q4 2002/03

Sky Sports	31%
Total TV	55%

■ Men ☐ Women
Source: BARB




34th RYDER CUP
EUROPE
USA



01 UEFA Champions League football
02 The Ryder Cup
03 England's Rugby Union victory in Australia

Sky Bet Live

Following the success of the Sky Bet service, Sky Bet Live launched in December 2002 for the Arsenal v Manchester United game. This provides live in-running betting commentary from the experts for Premiership and Nationwide League football matches. It enables football fans watching a game on Sky Sports 1 via digital satellite to place bets throughout the game while they are watching.



Sky digital


LIVERPOOL V MAN UTD
LIVE FROM ANFIELD

Interactive TV

Throughout the year, the range of interactive services from both Sky Active and third-party channels on digital satellite continued to expand with a whole host of new games and services launching.

Page 22 of 73

Programming and Content

Entertainment

Sky One Audience Profile
Q4 2002/03

Sky One	53%
Total TV	75%

Age: ■ under 35 □ over 35
Source: BARB

At Easter 2003 the combined audience of non-terrestrial TV channels exceeded both BBC One and ITV1, for the first time ever in total TV homes.

Sky One At the forefront of this sea change in viewing habits is BSkyB's flagship entertainment channel, Sky One, which remains the most watched non-terrestrial TV channel in Britain.

Traditionally the home of top US programming, Sky One showcases a range of award-winning acclaimed shows such as Dinotopia – The Series, Enterprise, Buffy, Angel, Scrubs, Malcolm in the Middle – and of course the world's favourite animated family and the most successful animation series of all time, The Simpsons.

During the year, Sky One achieved some of its biggest ever audiences. The compelling factual documentary Michael Jackson: The Untold Story – delivered an audience of over two million, Sky One's second largest audience ever. The channel continues to innovate and entertain by bringing viewers the hottest new series from the US, with Nip/Tuck, Tarzan, and Skin which will be coming soon.

At the heart of the Sky One schedule, the commitment to commissioning and developing long-standing factual entertainment franchises like Spend It Like..., Close Up and Football Years remains and is complemented with a growing reputation for fast turn around topical documentaries such as Rooney: Wayne's World, When Football Managers Go Mad, and Prince William Uncovered. Pushing the boundaries with compelling reality television formats are popular returning series such as Fear Factor UK.

The jewel in the crown of Sky One's home-grown portfolio of drama serials is Dream Team. About to start its seventh year and achieving its highest ever ratings, it is joined in the ranks by Mile High, our new drama series charting the lives and loves of young staff aboard budget airline, Fresh!. Mile High launched in September 2002, with the highest ever rating for an original drama series on Sky.

Sky One also provides user-friendly interactive services allied to individual programmes, which in turn generate incremental revenues for BSkyB. Temptation Island viewers were able to take part in a compatibility quiz and viewers watching the Michael Jackson special were prompted to submit interactive votes.

Sky One Mix Sky One viewers now have even more ways to watch their favourite shows. A new channel, Sky One Mix, launched in December 2002 and gives audiences an extra opportunity to see popular programmes from the line-up.

FACT Over the past year Sky Travel has more than doubled its viewing share in multichannel homes. This is due to the launch of the Sky Travel Extra multiplex, the channel launching on Freeview and improved programming.

Sky digital

Sky One
Sky One embraced interactive TV during the year with the interactive Simpsons – which gave fans the chance to vote for their favourite Simpsons episodes via the red button. This was concluded with an August bank holiday bonanza where the top ten episodes voted for were broadcast back-to-back over the holiday weekend.






votes

70,000 votes were placed via the red interactive button and telephone for Michael Jackson: The Untold Story

Page 23 of 73

Music Channels: Flaunt, The Amp & Scuzz

BSkyB's three new interactive music channels, Flaunt, The Amp and Scuzz, launched in April 2003. For the first time ever, viewers can vote for their favourite video on the playlist through their remote controls and enjoy the videos in widescreen format. They can also be right up-to-date with all the latest music news and take part in exclusive competitions.

Each music channel serves a specific, highly-targeted demographic: Scuzz is the home for music fans who like their guitars loud and their thrills thick and fast; Flaunt features a blend of chart, urban and dance hits; and The Amp is for dedicated music aficionados. As well as the interactive features, each channel is supported by a website where viewers can sign up for behind-the-scenes newsletters. According to BARB research (June 2003), Scuzz and The Amp are the most viewed music video channels in terms of average monthly viewer minutes amongst 16-34 year olds.

Within three months of their launch, Sky's music channels have a combined total of 6% of music viewing by 16-34 year olds on the digital satellite platform.

Sky Travel, Sky Travel Extra & Sky Travel Shop

With their roster of fresh and absorbing travelogue programming, the Sky Travel channels are fast becoming leading players in the growing TV travel sector. It is the only TV travel service to offer flight purchases directly via the red interactive button.

FACT The sixth series of the multi award-winning football soap Dream Team, the UK's longest running non-terrestrial drama series, achieved its highest ratings to date throughout its run in 2002/03.











FACT [illegible] is the most watched [illegible] channel in the UK. Sky [illegible] combined have [illegible] viewing share for [illegible] 2003.

01 Dream Team
02 Mile High
03 Dinotopia
04 Scrubs






skygamestar
star games

Sky digital

Sky Gamepad
In December 2002 the UK's first [illegible]

Page 24 of 73

Programming and Content
Movies

Sky Movies Audience Profile
Q4 2002/03

	16-34	35-54	55+
Sky Movies		51%	12%
Total TV		35%	40%

Age: ■ 16-34 □ 35-54 □ 55+
Source: BARB

Outside the US, the combination of Sky Movies and Sky Box Office offers the most comprehensive movie choice on any TV service anywhere in the world, with all the channels now transmitted in widescreen and true-life Dolby 5.1 cinema sound available on Sky Movies Premier 1, 2 and 3.

Sky Movies Sky Movies carries the latest blockbusters, movie favourites and cinema classics. Each year Sky Movies viewers enjoy around 2000 different films. Over the last 12 months, six films attracted audiences of more than one million – Lara Croft: Tomb Raider, What Women Want, Crocodile Dundee in Los Angeles, Jurassic Park III, Swordfish and Harry Potter and the Philosopher's Stone. This autumn, the movie channels will unveil a brand new look to reinforce their unique offering. This will include a fresh on-air brand, schedule changes and enhanced on-line and interactive applications.

Sky Box Office, the pay-per-view service, offers a choice of around 200 films each year as well as music and sports events. Viewers are offered staggered start times, and purchase each event separately. In the past year, Sky Box Office has aired four of the top 20 grossing films of all time: Harry Potter and the Philosopher's Stone, Lord of the Rings: The Fellowship of the Ring, Spiderman and Star Wars Episode II: Attack of the Clones.


01

FACT Over the past 12 months, Sky Movies screened 93 out of the top 100 grossing movies of the previous year.

Top Sky Box Office movies 2002/03

1. Shallow Hal
2. Jurassic Park III
3. 51st State
4. Ocean's Eleven
5. Harry Potter and the Philosopher's Stone
6. Swordfish
7. Mean Machine
8. Legally Blonde
9. Spy Game
10. Bend It Like Beckham

Sky digital

Sky Movies Active
Pressing the red button on the Sky handset takes the viewer to eight separately streamed preview screens where they can watch current movie trailers, together with interviews with the stars and directors. Alongside this is an extensive text service which offers film reviews, synopses and actor/director profiles and the latest movie news. Viewers can even buy cinema tickets and DVDs through Sky Movies Active.





Skymovies.com
Skymovies.com has a massive database covering 30,000 film titles, together with hundreds of biographies and picture galleries as well as the latest movie news and gossip.



01 Spiderman
02 Harry Potter and the Philosopher's Stone
03 The Lord of the Rings = The Fellowship of the Ring
04 Bend It Like Beckham
05 Gosford Park
06 American Pie 2
07 Legally Blonde
08 Ice Age
09 Swordfish



–richer







2,000 film titles shown across 11 separate screens per year

Sky Movies has [illegible] experience of films even **richer** through [illegible] dedicated seasons and themes, [illegible] the Gangs of New York, Gene Hackman [illegible], Comic Book heroes and the [illegible] Weekend.











sky+

The UK's first integrated digibox and digital personal video recorder, Sky+, continued to receive acclaim throughout the media, winning many awards, most recently Home Entertainment's Mega Test Best Buy, with a five-star rating in August 2003. Satisfaction levels with the Sky+ service are very positive with over 90% of Sky+ customers saying they are likely to recommend it to friends and family.

SOURCE: SKY TRACKER RESEARCH MAY 2003



Sky digital

275%

Sky+ subscriptions rose by 275% in the year to 105,000

Programming and Content
Digital Satellite Channel line-up

The digital satellite platform brings an extraordinarily wide-ranging choice of channels to over 6.8 million viewers throughout the UK and Ireland. Including live sport, the latest movies, breaking news, original and innovative entertainment, Sky's digital line-up has established it as the undisputed market leader in multichannel television. Sky ensures that its customers are offered what they want – constantly delighting them with choices beyond their already very high expectations. Whatever genre of programming interests them, Sky's customers know they can find it on satellite. Another key reason why our customers choose to invite and keep Sky in their homes.



01 Sky News Active
02 Ryder Cup Golf – Sky Sports
03 Oasis – The Amp
04 Sky Travel
05 Gamestar

60 Entertainment channels
BBC ONE
BBC TWO
ITV1
Channel 4
five
Sky One
Sky One Mix
UK Gold
UK Gold (+1 hour)
UK Gold 2
Living TV
Living TV (+1 hour)
BBC THREE
BBC FOUR
Granada Plus
Challenge?
Bravo
Bravo (+1 hour)
Paramount
Sci-Fi
Discovery Home & Leisure
Discovery Home & Leisure (+1 hour)
Men and Motors
Sky Travel
Sky Travel Extra
UK Style
UK Style (+1 hour)
UK Food
UK Drama
Travel Channel
Travel Channel 2
S4C – Digital
Hallmark
Discovery Health
Artsworld
Life TV
E4
E4 +1
Showcase
Fashion TV
Game Network
ITV2
You TV
Avago
BEN
Reality TV
CNX
Classics TV
E!
UK Bright Ideas
Ftn
Performance
Rapture TV
FRIENDLY TV
AC TV
BBC TWO Scot
BBC TWO NI
BBC Parliament
S4C – 2
BBC 2W

26 News and documentary channels
Sky News
Bloomberg
BBC News 24
CNBC
CNN
ITV News Channel
Euro News
Fox News
CCTV9
Discovery Channel
Discovery Channel (+1 hour)
Discovery Travel and Adventure
Discovery Civilisation
Discovery Science
Discovery Wings
National Geographic Channel
National Geographic Channel (+1 hour)
Adventure One
The History Channel
The History Channel (+1 hour)
Biography
UK Horizons
UK Horizons (+1 hour)
Discovery Animal Planet
Discovery Animal Planet (+1 hour)
UK History

18 Kids' channels
Cartoon Network
Cartoon Network (+1 hour)
Boomerang
Nickelodeon
Nick Replay
Nick Toons TV
Trouble
Fox Kids
Fox Kids (+1 hour)
Disney Channel
Disney Channel (+1 hour)
Toon Disney
Playhouse Disney
Discovery Kids
CBBC
CBeebies
Nick Jr.
POP

78 Movie channels
Sky Movies Premier (x4)
Sky Movies Max (x5)
Sky Movies Cinema (x2)
Film Four
Film Four (+1 hour)
Film Four Weekly
TCM
Sky Box Office Preview
SBO (x62, incl. 2xW/Screen)

16 Sports channels
Sky Sports 1
Sky Sports 2
Sky Sports 3
Sky Sports Extra
MUTV
Sky Sports News
British Eurosport
Eurosportnews 24hr
Motors TV
attheraces
NASN
Extreme Sports
Chelsea TV
Premiership plus
Setanta Sport 1
Setanta Sport 2

25 Music channels
MTV
MTV Hits
MTV2
MTV Base
MTV Dance
VH1
VH1 Classic
TMF
The Box
Kiss
Smash Hits!
Magic
Q
Kerrang!
Chart Show TV
The Vault
The Hits
P-rock
Classic FM TV
channel U
The Amp
Scuzz
Flaunt
MCE (audio)
MCE extra (audio)

67 Radio channels
67 Radio channels

78 Specialist channels
QVC
TV Travelshop
TV Travelshop 2
TV Shop
Ideal World
Price-Drop TV
Shop America
Travel Deals
Simply Shop
Best Direct
Simply Home
Simply TV
Simply Ideas
TV Warehouse
Shopping Genie
bid-up.tv
Thomas Cook
Telsell
letsgoshop+
Auction World
Shop on TV
Thane Direct
ShopSmart
TVWarehouse
Shop 24/7
Stop+ Shop
Yes
Screenshop
TV High Street
JML Direct
Phoneworld
Vitality
Sky Travel Shop
Going Places
Factory Outlet
God Channel
God 2
Wonderful
TBN Europe
Christian TV
Revelation
Jobs TV
Community Channel
Dating Channel
txt me
Open Access
TDC2
TX1
Chat Box
Create + Craft
Abu Dhabi
TV5
Pub Channel
Create & Craft
B4U Movies
B4U Music
Sony TV Asia
STAR News
STAR Plus
PCNE Chinese
mta – muslim TV
Zee TV
Zee Music
Zee Cinema
Bangla TV
ARY Digital
Ekushey TV
PTV Prime
Southforyou
Alpha EtcPun
Al Jazeera
ART Movies (Al Jazeera mpx)
ART Music (Al Jazeera mpx)
MBC
LBC

31 Adult channels
Playboy TV
Adult Channel
Television X
Spice
Spice Xtreme
Private Blue
Playboy TV Adult Channel
Private Girls
Red Hot channels (x6)
Pout Uncut
Tantalise TV
XXX TV
Amateur Babes
Erotika (1-6)
18+ Movies (x7)

3 Customer channels
Sky Customer Channel
Channel Line-up
Sky Welcome

5% INCREASE IN REVEN

ION PROFIT AFTER TAX +

SHFLOW + £190 MILLION F

I NET OPERATING CASH

EVENUE + £664 MILLION I

INCREASE IN DTH REVEI

TER TAX + 15% INCREASE IN REVENUES + 21% INCREASE IN DTH REVEI

£190 MILLION PROFIT AFTER TAX + 15% INCREASE IN REVENUES + 21% INCI

ATING CASHFLOW + **building financial strength** + 15% INCREASE IN I

LLION NET OPERATING CASHFLOW + £190 MILLION PROFIT AFTER TAX + 15%

I REVENUE + £664 MILLION NET OPERATING CASHFLOW + £190 MILLION F

EVENUE + £664 MILLION I

INCREASE IN DTH REVEI

SE IN REVENUES + 21%

TER TAX + 15% INCREASE

MILLION PROFIT AFTER TA

NG CASHFLOW + £190 I

Financial Statements

Tony Ball (age 47) Executive Director
Tony Ball was appointed as Chief Executive Officer and Managing Director in June 1999. He was previously President and CEO of Fox/Liberty Networks. He also spent three years of his career with BSkyB as General Manager/Broadcasting. Mr Ball was a Non-Executive Director of Marks and Spencer plc and resigned this position in September 2002.

Martin Stewart (age 39) Executive Director
Martin Stewart was appointed as Chief Financial Officer and a Director of the Company in May 1998. He previously served the Company as Head of Commercial Finance from March 1996. Prior to joining the Company, Mr Stewart was employed at Polygram for five years, latterly at Polygram Filmed Entertainment, where he was Finance Director for two years. In February 2001, Mr Stewart was appointed a Non-Executive Director of Michael Page International plc.

Philip Bowman (age 50) Independent Non-Executive Director
Philip Bowman has been a Director of the Company since December 1994. He is Chief Executive of Allied Domecq plc, a director of Burberry Group plc and a member of the UK Industrial Advisory Board of Alchemy Partners. He was previously Chairman of Liberty plc, a Director of Coles Myer Ltd in Australia, an Executive Director of Bass plc and Chairman and Chief Executive of Bass Taverns Ltd.

Chase Carey (age 49) Non-Executive Director
Chase Carey was appointed a Director of the Company on 13 February 2003. He has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. He has been named President and Chief Executive Officer of Hughes Electronics Corporation pending the completion of News Corporation's acquisition of a 34% interest in Hughes and serves on the Boards of Gateway, Inc. and Colgate University. Mr. Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr. Carey has also held the positions of Chairman and Chief Executive Officer of Fox Television, Director of Star Group Limited ("STAR"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc. ("Gemstar").

David DeVoe (age 56) Non-Executive Director
David DeVoe has been a Director of the Company since December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990; Senior Executive Vice President of News Corporation since January 1996; Chief Financial Officer and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990; Director of News America International ("NAI") since January 1991; and a Director of STAR since July 1993. He has also been a Director of FEG since 1991 and a Senior Executive Vice President and Chief Financial Officer since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.

David Evans (age 63) Independent Non-Executive Director
David Evans was appointed as a Director of the Company on 21 September 2001. He is President and Chief Executive Officer of Crown Media Holdings, Inc. He was previously President and Chief Executive Officer of Crown's predecessor, Hallmark Entertainment Networks, from 1 March 1999. Prior to that he was President and Chief Executive Officer of Tele-Communications International, Inc. ("TINTA") from January 1998. He joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President, News Corporation.

Allan Leighton (age 50) Independent Non-Executive Director
Allan Leighton was appointed as a Director of the Company on 15 October 1999. In March 1992, he joined ASDA Stores Limited as Group Marketing Director, in September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. He resigned all of these positions in September 2000. Mr Leighton is Chairman of Wilson Connolly Holdings plc, B.H.S. Ltd, Lastminute.com plc, Royal Mail Group and Cannons Group Ltd. He is Deputy Chairman of Leeds United plc and a Non-Executive Director of Dyson Ltd and George Weston Limited.

James Murdoch (age 30) Non-Executive Director
James Murdoch was appointed as a Director of the Company on 13 February 2003. He has been Chairman and Chief Executive Officer of STAR since May 2000. He is also Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee. Mr Murdoch serves on the Boards of NDS and YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University.

Rupert Murdoch (age 72) Non-Executive Director
Rupert Murdoch has been a Director of the Company since 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been a Director of News Limited in Australia since 1953; a Director of News International plc in the UK since 1969; a Director of NAI in the US since 1973; and Executive Director, Managing Director and Chief Executive of News Corporation since 1979. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and Chief Executive Officer since 1995. In addition, he has been a Director of STAR since 1993 and Gemstar since 2001.

Jacques Nasser (age 55) Independent Non-Executive Director
Jacques Nasser was appointed as a Director of the Company on 8 November 2002 and is a Senior Partner of One Equity Partners, the private equity business of Bank One Corporation. In addition, he is Chairman of Polaroid Corporation, and he serves on the International Advisory Board of Allianz A.G. He served as a Member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has received an honourary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of his significant contributions to the well being of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of his work for Australian industry, as an adviser to government, and for education in the area of technology, he was awarded an Order of Australia and a Centenary Medal.

Gail Rebuck (age 51) Independent Non-Executive Director
Gail Rebuck was appointed as a Director of the Company on 8 November 2002. She is Chairman and Chief Executive of The Random House Group Ltd, the UK's largest trade publishing company. In 1982 she became a founder Director of Century Publishing. Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House UK. Ms Rebuck has been a Trustee of the Institute for Public Policy Research since 1993 and was for three years a member of the Government's Creative Industries Task Force. She is on the Board of The Work Foundation, a member of the Court of the University of Sussex and a member of the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

Arthur Siskind (age 64) Non-Executive Director
Arthur Siskind has been a Director of the Company since June 1992. Mr Siskind has been a Senior Executive Vice President of News Corporation since January 1996 and an Executive and Group General Counsel of News Corporation since 1991. He was an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NAI since 1991, a Director of STAR since 1993, a Director of NDS since 1996 and Senior Executive Vice President, General Counsel and a Director of FEG since August 1998. Mr Siskind has been a member of the Bar of the State of New York since 1962.

Lord St John of Fawsley (age 74) Independent Non-Executive Director
Lord St John of Fawsley has been a Director of the Company since 1991. He is a non-executive Director of Blackfriars Investments, of which he was previously Chairman and a Director of Blue Lion Limited. He was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. He is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. He has also been Master of Emmanuel College, Cambridge. He is a regular commentator on television and radio.

John Thornton (age 49) Independent Non-Executive Director
John Thornton has been a Director of the Company since 1994. He is Professor and Director of Global Leadership at Tsinghua University in Beijing and a Director of the Ford Motor Company, Intel Corporation and the Pacific Century Group, Inc. Mr Thornton is Chairman of the Brookings Institution and a Director or Trustee of several educational and philanthropic organisations. With effect from 1 July 2003, Mr Thornton retired as President and Co-Chief Operating Officer of the Goldman Sachs Group, Inc. and as a member of its Board of Directors. Mr Thornton attended Harvard College, Oxford University and the Yale School of Management.

Lord Wilson of Dinton (age 60) Independent Non-Executive Director
Lord Wilson was appointed as a Director of the Company on 13 February 2003. He entered the Civil Service as an assistant principal in the Board of Trade in 1966. He subsequently served in a number of departments including 12 years in the Department of Energy where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. He headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and after two years in the Treasury was appointed Permanent Secretary of the Department of the Environment in 1992. He became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, he has been Master of Emmanuel College, Cambridge. He was made a peer in November 2002.

Martin Pompadur and Leslie Hinton, both Non-Executive Directors, resigned from the Board on 13 February 2003, and were replaced by Chase Carey and James Murdoch.

Alternate Directors
Rupert Murdoch, James Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their alternate Director and in addition have appointed Leslie Hinton as their alternate Director.

Philip Bowman has appointed Allan Leighton and David Evans as his alternate Directors. David Evans has appointed Philip Bowman and Allan Leighton as his alternate Directors.

Directors' Report

The Directors present their Annual Report on the affairs of British Sky Broadcasting Group plc ("BSkyB", "the Company") and its subsidiary undertakings (together, "the Group"), together with the Accounts and Auditors' Report for the year ended 30 June 2003.

Activities

The Chairman's Statement on page 1 and the combined Chief Executive's Statement and Operating Financial Review on pages 4 to 12 report on the principal activities of the Group, its financial and operating performance during the year and the future development of the business.

Results and dividends

The profit on ordinary activities after taxation for the year ended 30 June 2003 was £190.3 million (2002: loss of £1,382.6 million). On 5 May 1999 it was announced that the Board had decided to suspend dividend payments to shareholders. Accordingly, no dividend is proposed.

Payment policy

The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement it is the policy of the Group to pay suppliers on a monthly basis. The Group had 20 days' purchases outstanding at 30 June 2003 (2002: 19 days) based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2003. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days' purchases is below 30 days (2002: below 30 days).

Share capital

Details of changes in the share capital during the year are disclosed in note 23 to the accounts. On 11 August 2003 the following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

BSkyB Holdco Inc (a subsidiary of News Corporation) 35.40%

Corporate governance

Details concerning the Group's arrangements relating to corporate governance and its compliance with the Combined Code of Best Practice and the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange are given on pages 24 and 25. The Report on Directors' Remuneration is on pages 26 to 31.

Charitable and political contributions and community activities

In 2003, the Group realised further developments to its corporate responsibility strategy. This included understanding more fully the expectations of its stakeholders, including local schools and national voluntary organisations. These discussions enabled the Group to draw up its first shared vision statement, setting objectives for the business and defining stakeholder expectations.

The Group's shared vision statement

"BSkyB takes its commitment to the community seriously with the aim of achieving value for both our business and the wider community by helping young people understand and realise their potential. We aim to provide clear information on our community involvement and to establish partnerships with the voluntary and public sector organisations we work with."

The Group's second Corporate Responsibility Review details the business activity supporting its shared visions and provides further information on our community initiatives (see www.sky.com).

The Group's community activity has continued to focus on utilising our strengths as a business to deliver a measurable and sustainable impact on the community, both at a local and national level. This is achieved via the Group's main community involvement initiative, Reach for the Sky (see www.sky.com/rfts). There are three initiatives within Reach for the Sky, each consisting of a three-way partnership between the Group, voluntary organisations and government departments.

- In 2003, the Group in the UK donated a total value of £2,145,000 (2002: £1,634,000) to charities, of which £678,000 was in the form of cash (2002: £948,000), and the remainder was in the form of services in kind.
- In 2003, 3,875 young people attended Reach for the Sky events at 16 locations within the UK.
- In 2003, Reach for the Sky was a finalist in Business in the Community's Awards for Excellence – "Cause-Related Marketing Award."

Political contributions of the Group in the UK during 2003 amounted to nil (2002: nil).

Directors

The Directors who served during the year are listed on page 22. David Evans, Lord St John of Fawsley and Martin Stewart retire from the Board by rotation, and being eligible, offer themselves for re-election. Mr Stewart's contract of employment is subject to one year's notice. Philip Bowman also retires from the Board by rotation but will not offer himself for re-election.

Employment policies

The Directors' interests in the Ordinary Shares and options of the Company are disclosed within the Report on Directors' Remuneration on pages 26 to 31.

Equality of opportunity

The Group believes everyone should be given equal access to the same choices and opportunities in recruitment and employment, irrespective of their differences and needs.

The Group has a range of policies designed to ensure that it can meet this commitment. These include respect for family and religious needs and reasonable adjustment and communication support for disabled people. Applications are welcomed from a diverse talent pool and the recruitment process is accessible to disabled people. In addition the Group is working in partnership with Sabre employment (a specialist disability employment group) to ensure appropriate support for the continuing employment of disabled people. The Group is committed to promoting awareness of diversity through training and working practices.

The Group is a gold card member of the Employers' Forum on Disability and supports both the Broadcasting and Creative Industries Network and the Cultural Diversity Network.

Health and safety

The health and safety of the Group's employees is a matter of major importance. Accordingly, it is the Group's policy to manage its activities so as to avoid causing any unnecessary or unacceptable risk to the health and safety of its employees.

The Group's goal is to work towards continuous improvement in the management of our health and safety risks. To this end, a review was undertaken in the first quarter of 2003 to ensure that the Group not only meets all applicable statutory requirements but also demonstrates its commitment to employee well-being. The measures required to resolve the action points highlighted in the review are currently underway.

Employee involvement and communication

It is the policy of the Group to develop employee involvement throughout the organisation and to ensure that employees are aware of the financial and economic factors affecting the Group. Communication meetings between management and employees' representatives are typically held on a quarterly basis where matters of specific interest are discussed. On-going consultation occurs covering a broad range of areas such as pension provision and health and safety, and employees' views are taken into consideration when making decisions. The Group publishes two employee magazines covering a wide range of employee issues, runs a comprehensive intranet system and regularly hosts roadshows, conferences and forums for two-way communications. The Group's electronic mail system ensures that staff are kept updated on relevant information and initiatives.

Training and development

Employees have the opportunity to participate in a range of training programmes in the fields of technology, the broadcast industry, professional skills and management and personal development. The Company is represented at Board level within the Broadcast Industry Sector Skills Council, Skillset, which promotes training and development opportunities across the industry.

Financial participation

The Group operates a Sharesave (discounted share purchase) scheme, a Company pension scheme, and also a stakeholder pension scheme for the benefit of all eligible employees.

Environmental responsibility

The Group recognises the importance of environmental responsibility and the complete BSkyB Environmental Report can be found in the corporate section on the Company's website. This report does not form part of the Annual Report.

Annual General Meeting

The notice convening the Annual General Meeting to be held on 14 November 2003 at 11.30am can be found in a separate notice accompanying the Annual Report.

Auditors

On 1 August 2003, Deloitte & Touche, the Company's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board,

David Gormley
Company Secretary
11 August 2003

BSkyB is committed to high standards of corporate governance and, except as noted below, has complied throughout the year with the best practice provisions of Section 1 of the Combined Code on Corporate Governance ("the Code") appended to the Listing Rules of the Financial Services Authority.

The Board

The Board currently comprises fifteen Directors, made up of two Executive Directors and thirteen Non-Executive Directors, eight of whom are Independent Non-Executive Directors. The Non-Executive Directors of the Company bring a wide range of experience and expertise to the Company's affairs and they carry significant weight in the Board's decisions. Short biographies of each of the Directors are set out on page 22, which also clearly identify those Directors who are, in the view of the Board, independent within the meaning of the Code. In the previous year's Annual Report, the Board noted that there was not a majority of Independent Non-Executive Directors, as required by the Code, and expressed its intention to remedy this situation. Following the appointments of Gail Rebuck and Jacques Nasser at the Annual General Meeting on 8 November 2002 the Company has been compliant with the Code.

The roles of the Chairman and Chief Executive Officer are separate and have been so since the Company obtained its listing in 1994. In prior years the Board did not deem it necessary to appoint a Senior Non-Executive Director and as such was not compliant with the Code. However, in last year's Annual Report the Board confirmed its commitment to make an appointment and on 7 November 2002, Lord St John of Fawsley was appointed as the Senior Non-Executive Director of the Company.

The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. A schedule of items reserved for the full Board's approval is in place, which includes, inter alia, the approval of annual and interim results, significant transactions, agreements or arrangements between the Group and members of The News Corporation Limited group ("News Corporation") and other related parties, major capital expenditure and the yearly budget and business plan.

The Board has also delegated specific responsibilities to Board committees, notably the Audit, Remuneration and Nomination Committees. Directors receive Board and Committee papers several days in advance of Board and Committee meetings and also have access to the advice and services of the Company Secretary. In addition, the Board members have access to external professional advice at the Company's expense.

Appointments of Independent Non-Executive Directors are for an initial term of three years, subject to election by shareholders following appointment, subsequent re-election by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, re-appointment for a further term is not automatic but may be made by mutual agreement.

In previous years the Articles of Association of the Company permitted News Corporation or a subsidiary of News Corporation to appoint a number of Directors dependent on its shareholding in the Company. BSkyB Holdco, Inc. ("Holdco"), a subsidiary of News Corporation, had the right to appoint five Directors to the Board. The Directors so appointed were not subject to election by shareholders, nor were they required to retire by rotation as required by the Code.

At the Company's Annual General Meeting held on 8 November 2002, resolutions were put to the shareholders of the Company whereby new Articles of Association would be adopted, cancelling News Corporation's special right to appoint Directors to the Board and the five Directors so appointed by News Corporation would be put forward for appointment by shareholders. These Directors would then be subject to the normal retirement by rotation provisions that are applicable to all other Directors. These resolutions were also conditional on another three Independent Non-Executive Directors being appointed to the Board. The resolutions were passed by the shareholders of the Company and became effective on 13 February 2003, when Lord Wilson of Dinton was appointed as the eighth Independent Non-Executive Director of the Board.

All the Directors of the Company now comply with the requirement for Directors to retire and offer themselves for re-election at least once every three years.

The Group Executive Committee generally meets on a weekly basis to allow prompt decision making and discussion of relevant business issues. It is chaired by the Chief Executive Officer and comprises the Chief Financial Officer and other senior executives from within the Group.

Board Committees

The Articles of Association formerly contained certain rights for Holdco, dependent on its shareholding in the Company, to appoint and remove members of any standing Committee established by the Board. Holdco had the right to appoint two members to any such Committee. These rights were also cancelled upon the adoption of the new Articles of Association by a Special Resolution of the Company at the Annual General Meeting, which was effective from 13 February 2003.

Remuneration Committee

The Remuneration Committee, on behalf of the Board, is responsible for recommending to the Board the framework and policy for Executive Directors' remuneration and remuneration for any Executive of the Company earning a basic salary in excess of £250,000 per annum. The Remuneration Committee has clearly defined terms of reference, meets not less than once a year and takes advice from the Chief Executive Officer and independent consultants as appropriate in carrying out its work. The Remuneration Committee currently comprises five Non-Executive Directors, three of whom are independent.

The Remuneration Committee is chaired by John Thornton, and its members are David Evans, Jacques Nasser, Rupert Murdoch and David DeVoe. The Company notes that the composition of the Remuneration Committee does not comply with the Code. The Board considers that Messrs Murdoch and DeVoe, along with the other members of the Committee, have provided a valuable contribution to the Remuneration Committee, and believes that they will continue to do so in the future. Accordingly, the Company does not propose to alter the current membership of the Remuneration Committee.

The Board also notes that the terms of the Executive Directors' service contracts do not comply with the Code and this is more specifically discussed within the Report on Directors' Remuneration which can be found on pages 26 to 31. In accordance with the Directors' Remuneration Report Regulations 2002, the Report on Directors' Remuneration will be put forward for an advisory shareholder vote.

Audit Committee

The Audit Committee, which consists exclusively of Non-Executive Directors, has clearly defined terms of reference as laid out by the Board. The Audit Committee is chaired by Philip Bowman and its members are Allan Leighton, Gail Rebuck, David DeVoe and Arthur Siskind. It meets not fewer than four times a year to review all significant judgements made in the preparation of the quarterly, half yearly and annual financial results before they are submitted to the Board. It reviews with the external auditors the nature, scope and cost of their work, discusses with them the results thereof, reviews the audit plans and findings of the Group's internal audit function and any related party transactions entered into by the Group. The Audit Committee has the power to seek external advice as and when required.

Nomination Committee

On 17 September 2002, the Company established a Nomination Committee of the Board following the Board's confirmation in the previous year's Annual Report that it intended to establish a Nomination Committee. On 17 September 2003, the Company appointed Lord St John of Fawsley and John Thornton as the Committee members. Since there are only two members there is no Chairman. During the year Jacques Nasser, Gail Rebuck, Lord Wilson of Dinton, James Murdoch and Chase Carey were all nominated by the Nomination Committee for appointment to the Board.

The Company has from time to time engaged executive search consultants to assist with the recruitment of Independent Non-Executive Directors.

Appointment of Directors

Jacques Nasser and Gail Rebuck were appointed to the Board on 8 November 2002.

Lord Wilson of Dinton was appointed to the Board on 13 February 2003.

Martin Pompadur and Leslie Hinton resigned from the Board on 13 February 2003 and were replaced by Chase Carey and James Murdoch.

Communication with Shareholders

The Company is keen to maintain a dialogue with institutional shareholders in order to ensure that the objectives of both the Company and the shareholders are understood. A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The Company also makes presentations to analysts and fund managers following the half year and full year results of the Company.

The Board views the Annual General Meeting as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board are encouraged to attend the meeting. The Chairman provides a brief resume of the Company's activities for the previous year to the shareholders.

The Company, in accordance with the Code, announces the number of proxy votes cast on resolutions at the Annual General Meeting.

Directors' responsibilities
The responsibilities of the Directors are set out on page 31.

Internal control
The Directors have overall responsibility for establishing and maintaining the Group's systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable but not absolute assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999. This process has been in place for the whole of the year ended 30 June 2003 and up to the date the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group's systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2003 and up to the date the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group's internal audit team and the external auditors.

There is a comprehensive budgeting process and the annual budget, which is regularly reviewed and updated, is approved by the Board. Risk assessment and evaluation take place as an integral part of this process. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter.

Each area of the business carries out risk assessments of its operations and ensures that the key risks are addressed. A Risk Management Committee, chaired by the Chief Financial Officer and comprising senior executives, reviews the management of risks in all areas of the business on a cyclical basis. The results of the Risk Management Committee's review are integral to the budgeting and forecasting process and are integrated into the internal audit planning.

The internal audit team provides objective assurance as to the effectiveness of the Group's systems of internal control and risk management to the Group's operating management and to the Audit Committee.

Use of external auditors
The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:
- those services which the auditors are prohibited from providing;
- those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and
- those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee at each meeting.

For the year ended 30 June 2003, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group's external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP's professional judgement, Deloitte & Touche LLP is independent within the meaning of regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.

Remuneration Committee

John Thornton (Chairman), David Evans, Jacques Nasser, Rupert Murdoch and David DeVoe.

The Remuneration Committee's ("the Committee's") terms of reference are principally concerned with the remuneration (in all its forms) of main Board Directors and other senior executives of the Group with a basic salary of at least £250,000 per annum ("Senior Executives"), other than key production personnel or on-air talent. The Committee meets not less than once a year, has access to information and advice provided from external sources and from sources within the Group, and ensures that:

a) the salary, benefits and pension arrangements of the Executive Directors and Senior Executives are competitive, but fair;

b) awards under the Company's Approved and Unapproved Executive Share Option Schemes ("the Executive Schemes"), Additional Executive Bonus Scheme, Long-Term Incentive Plan ("LTIP") and Equity Bonus Plan ("EBP") are consistent with the Group's overall performance and provide an additional incentive to management; and

c) there is an objective and independent assessment of benefits granted to Executive Directors and Senior Executives.

Advisors to the Committee

The Group uses the services of Deloitte & Touche LLP Executive Compensation Consulting, who replaced Arthur Andersen on 1 August 2002, in providing advice on remuneration matters of the Committee. Deloitte & Touche LLP has been appointed by the Group and provide advice as required by the Committee. The Committee also consults with the Chief Executive Officer and Chief Financial Officer. They are invited to attend meetings of the Committee, although no Director participates in discussions concerning his own remuneration. Deloitte & Touche LLP also acts as the Group's auditors, and provide other services to the Group as detailed in Note 7 to the financial statements.

Compliance

The Auditors' Report set out on page 31 confirms that the scope of their work covers the amounts disclosed relating to the emoluments, share options, LTIP and EBP interests and pension benefits of the Directors contained in sections 13 to 18 of this report in accordance with the Companies Act. These sections are identified as "audited" below.

1. Remuneration policy for the Executive Directors and Senior Executives

The Committee operates a policy of competitive remuneration packages to attract, retain and motivate Executive Directors and Senior Executives of the highest calibre. The Committee keeps its remuneration policies under review in the light of Company and market developments.

Since flotation, remuneration has played an important part in motivating management in the delivery of outstanding performance for shareholders. At the outset there was a clear commitment to provide outstanding rewards to Executive Directors and Senior Executives only if shareholders had also benefited. Incentives have therefore been tailored to support the delivery of key corporate objectives. The LTIP was introduced in conjunction with the launch of the digital platform and was designed to reward executives only if tough business targets were exceeded and this resulted in superior returns for shareholders. Historically, therefore, there has been a strong link between corporate performance and individual reward, and this continues to be a key focus through the operation of the LTIP and the EBP, which was introduced in 2002.

A key part of this policy has been to structure rewards such that a high proportion of Executive Directors' and Senior Executives' total compensation is paid in BSkyB shares. Awards under incentive plans continue to be subject to the achievement of tough targets based on out-performance of comparator groups, as well as commercial targets such as build-up, yield and retention of the subscriber base, profitability and cash flow generation.

The emphasis continues to be on rewards linked to performance and BSkyB shares, rather than the provision of long-term security through pensions, and therefore pension opportunities of Executive Directors and Senior Executives comprise only a defined contribution scheme, in which the Group's contributions are limited to 8% of basic salary. No other elements of remuneration are pensionable.

The Group's remuneration policy also reflects the dynamic, competitive and entrepreneurial markets in which the Group operates, and recognises and rewards key talent throughout the organisation using BSkyB shares. In addition to rewarding Executive Directors and Senior Executives, the Group's policy is to extend share ownership opportunities to all employees by the widespread grant of share options under the Executive Schemes, through the "Millennium Grant", and the operation of the Sharesave scheme (see section 10).

Executive Directors are allowed to take up external appointments as non-executive directors and the Directors retain any payments in respect of these appointments.

2. Total remuneration – fixed versus variable pay

Remuneration for Executive Directors and Senior Executives consists of basic salary, performance-related bonuses, share incentive schemes and benefits including defined contribution pensions, life assurance, medical insurance and company cars, or company car allowances. The remuneration package is significantly weighted towards variable performance-related incentive arrangements. This policy ensures that a significant proportion of the remuneration of the Executive Directors and Senior Executives is aligned with corporate performance, generating a strong alignment of management's interests with those of shareholders.

For both Executive Directors, the performance element of total remuneration is currently targeted at over 70%. It is intended that this balance should continue.

3. Basic salary

The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account of the recommendation of the Chief Executive Officer (other than in respect of his own salary), and information provided from external sources relative to the industry sector in which the Company operates.

4. Senior management bonus scheme

Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. The level of award is dependent on both personal performance during the relevant financial year and the performance of the Group through the achievement of commercial and strategic objectives.

5. Pension benefits

The Group provides pensions to eligible employees through the BSkyB Pension Plan which is a defined contribution plan. Employees may contribute up to 4% of basic salary into the scheme each year and the Group matches this up to a maximum of 8% of basic salary. Contributions into the approved plan are subject to Inland Revenue limits. The Group does not currently operate a Supplementary Pension Scheme in excess of the Inland Revenue earnings cap.

During the year the Company reviewed the operation of its pension arrangements for Executive Directors and Senior Executives whose Pension Plan contributions are restricted due to Inland Revenue limits. For these Executives, in the first instance, employee contributions are reduced and where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate.

During the year, a one-off payment was made to Tony Ball in recognition of the historical shortfall in his pension arrangements. This sum was equal to the difference between the contributions as limited by the Inland Revenue cap and the 8% of pensionable salary since he joined the BSkyB Pension Plan.

6. Performance graph

The following graph shows the Company's performance measured by total shareholder return ("TSR") for the five years to 30 June 2003, compared with the TSR of the FTSE 100 companies over the same period. Total Shareholder Return is defined as share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company's shares are listed. The performance of the FTSE 350 Media and Entertainment index over the same period is also shown for comparative purposes.

Total shareholder return for the period 1 July 1998 to 30 June 2003


%
500
450
400
350
300
250
200
150
100
50
0
TSR Index at 1 July 1998 = 100
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
2002
2003
BSkyB
FTSE 100 Index
FTSE 350 Media and Entertainment Index

7. Long-Term Incentive Plan

The Company operates a Long-Term Incentive Plan for Executive Directors and Senior Executives. An award under the existing LTIP comprised a retention element Core Award (which makes up 5% of the award) and a Performance Award (which makes up 95% of the award). The Core Award vests dependent on continued service with the Group for a specified period and is not subject to the performance conditions. It is intended that no future Core Awards will be made under the LTIP. The Performance Award vests, in full or in part, dependent on the satisfaction of specified performance targets. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. Awards may be in a variety of forms, including grants of shares, nil-priced options or market-value options with a cash bonus, all of which would have the same value to the participant.

Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award, taking account of independent advice as necessary.

Awards may be made to any employee or full time Director of the Group at the discretion of the Committee. During the year, awards under the plan were made to Tony Ball and Martin Stewart and other key Senior Executives. Further information on the awards to the Executive Directors can be found in Section 16 of this report.

Outstanding awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of exercise price and the share price at the date of exercise with the exception of shares awarded as part of an agreement to meet the employer's National Insurance obligations, which do not attract a cash bonus. Where the market price of a share at the date of vesting is below the exercise price, awards in this form have been treated as having lapsed and participants have been eligible to receive shares for no consideration, equal to the value of their vested award.

2002 awards

Performance measures for the 2002 LTIP focus on rewarding performance which results in maximised returns to shareholders. For the award made in 2002 the Committee determined that the performance targets should be based on a comparison of the Company's relative total shareholder return performance against both the FTSE 100 and the international media and telecommunications sector. The awards only vest in full for outstanding performance against both of these comparator groups. Total shareholder return has been selected as the target as it is a clear indicator of the value created for shareholders, and is a widely accepted measure of performance.

The selected comparator companies from the international media and telecommunications sector were as follows: Carlton Communications; EMAP; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; Viacom; Vivendi Universal; Walt Disney.

The table below sets out the proportion of the award that vests according to performance against the international media and telecommunications sector comparator group and the FTSE 100.

	Percentage of award that vests			
		Company position against the FTSE 100		
Company position against international media and telecommunications sector comparator group		Median or above	Upper quartile or above	Upper decile or above
1st out of 12	70%	80%	100%	100%
2nd out of 12	60%	70%	95%	100%
3rd out of 12	50%	65%	80%	90%
4th out of 12	45%	55%	65%	75%
5th out of 12	40%	50%	60%	70%
6th out of 12	30%	40%	50%	60%
7th or lower out of 12 (Core Award)	5%	5%	5%	5%

Up to half of the award may vest two years after grant, subject to the achievement of the performance conditions at that date, with the remaining 50% and any unvested portion becoming eligible for vesting after three years, subject to the achievement of the performance conditions at that date.

2001 awards

50% of the award granted in November 2001 vested in full on 30 June 2003 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fall away if exercised when the market price is below the exercise price. This is as a result of the Company being placed second against the media comparator group in terms of total shareholder return for the period November 2001 to June 2003, and for the achievement of the commercial targets at 30 June 2003 using a number of key business performance measures based on DTH churn rate, average revenue per user, operating cash flow margin, gross margin, profit before tax and total DTH subscribers. The media comparator companies for the total shareholder return performance measure were: Carlton Communications; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; and Vivendi Universal. The Company's share price on this date was £6.72, and the total market value of the award which vested was £4.0 million. At 30 June 2003, Tony Ball and Martin Stewart had not exercised their rights to receive these shares. The vesting date for this award was amended during the year from an original vesting date of 31 July 2003 to 30 June 2003, in order to align the vesting date with the Company's financial year. The amendment to the vesting date did not affect the proportion of the award that vested during the year.

The unvested portion of the award made in 2001 will vest on 30 June 2004 subject to the achievement of performance conditions at that date based on a combination of the Company's performance against stretching targets established for a range of commercial measures together with a comparison of the Company's relative total shareholder return performance against the international media and telecommunications sector. The awards only vest in full for outstanding performance against both performance measures. The selected comparator companies from the international media and telecommunications sector are as follows: Carlton Communications; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; Vivendi Universal.

The table below sets out the proportion of the award that could potentially vest according to performance against the international media and telecommunications sector comparator group. However, this level of vesting is only achievable if the Company also meets the stretching commercial targets in full.

Company position against international media and telecommunications sector comparator group	Maximum percentage of award that may vest if commercial measures targets are met in full
1st or 2nd out of 9	100%
3rd or 4th out of 9	95%
5th or 6th out of 9	75%
7th or lower out of 9 (Core Award)	60%

If threshold commercial targets are not met then vesting for the first or second highest TSR would reduce to below 25%. The vesting at other positions against the comparator group (3rd or 4th highest TSR, 5th or 6th highest TSR, 7th highest or lower) would also reduce, to 12%, 9% and 5% (Core Award) respectively.

The commercial targets are based on stretch measures in the following areas: DTH churn rate, average revenue per user, operating cash flow margin, gross margin, profit before tax and total DTH subscribers. Performance at less than 85% of these stretching targets results in the threshold level, which would result in no vesting in respect of the commercial measures.

2000 Award

50% of the awards granted in November 2000 vested in full on 3 November 2002 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fall away if exercised when the market price is below the exercise price. This is as a result of the Company being placed first against the media comparator group in terms of total shareholder return for the period November 2000 to November 2002, and for the achievement of the commercial targets at 3 November 2002 using a number of key business performance measures based on DTH churn rate, average revenue per user, operating cash flow margin, gross margin, profit before tax and total DTH subscribers. The media comparator companies for the total shareholder return performance measure were: Carlton Communications; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; and Vivendi Universal. The Company's share price on 3 November 2002 was £5.75, and the total market value of the award which vested was £3.5 million. At 30 June 2003, Tony Ball and Martin Stewart had not exercised their rights to receive these shares.

The balance of the awards granted in November 2000 vested in full on 30 June 2003 as to 400,000 shares (Tony Ball) and 200,000 shares (Martin Stewart). The additional options which were granted in respect of the National Insurance enhancement, 54,000 (Tony Ball) and 27,000 (Martin Stewart), fall away if exercised when the market price is below the exercise price. This is as a result of the Company being placed first against the media comparator group in terms of total shareholder return for the period November 2000 to June 2003, and for the achievement of the commercial targets at 30 June 2003 using a number of key business performance measures based on DTH churn rate, average revenue per user, operating cash flow margin, gross margin, profit before tax and total DTH subscribers. The media comparator companies for the total shareholder return performance measure were: Carlton Communications; Granada; MediaSet; ntl; RTL; SMG; Telewest Communications; and Vivendi Universal. The Company's share price on 30 June 2003 was £6.72, and the total market value of the award which vested was £4.0 million. At 30 June 2003, Tony Ball and Martin Stewart had not exercised their rights to receive these shares. The vesting date for this award was amended during the year from an original vesting date of 3 November 2003 to 30 June 2003, in order to align the vesting date with the Company's financial year. Based on current information, the amendment to the vesting date is not expected to have affected the proportion of the award that vested during the year.

Other broadly similar arrangements are operated for certain senior management not participating in the LTIP under the terms of a Key Contributor Plan ("KCP"). Shares used to satisfy KCP awards are acquired by the Employee Share Ownership Plan ("ESOP") in the market.

8. Equity Bonus Plan

2002 Awards

During the year the Company introduced an Equity Bonus Plan for Executive Directors and Senior Executives. This plan rewards performance against key commercial measures over the financial year, with stretching targets derived from the Group's business plan. Awards under the plan are made in the form of BSkyB shares, subject to performance achieved in the financial year. The awards of these shares are deferred in equal amounts for a further one and two years, subject to continuing employment.

At 30 June 2003, the commercial measures for the awards made in August 2002 were achieved in full. The awards granted to Tony Ball and Martin Stewart will vest in equal amounts subject to their remaining in continued employment with the Group at 31 July 2004 and 31 July 2005.

EBP awards may be made to any employee or full time Director of the Group at the discretion of the Committee. Shares used to satisfy these awards are acquired by the ESOP in the market.

9. Additional Executive Bonus Scheme

The Company has operated an Additional Executive Bonus Scheme in which beneficiaries who participate have the right to receive the growth in value on a number of notional shares. No awards have been made under this scheme since 1999 when awards were made to Tony Ball on his commencement of employment as CEO. The vesting of these awards was subject to one of the following targets:

a) "Performance Target": Earnings per share ("EPS") growth over three years greater than the percentage increase in RPI over the period; or the
b) "Alternative Performance Target": Increase in operating income over three years greater than the percentage increase in RPI plus 5% over the period. Under this target the costs of digital investment may be added back to the operating income figure.

These rights were deemed to vest on 12 August 2002, following the achievement of the Alternative Performance Target. These awards must be exercised by 12 August 2006.

On exercise, the Group will pay a cash sum equal to accrued gains on the notional shares, subject to deduction of any tax. Accrued gains will be calculated by reference to the difference between the middle market price of the shares at the date of exercise and the price at which the notional shares were granted. Alternatively, the Company may elect to transfer to the holders shares of equal value to the accrued gains, in satisfaction of the Group's obligation to pay any accrued gains.

10. Share Option Schemes

The Company operates the Executive Schemes and a Sharesave Scheme.

Executive Schemes

With the exception of ad hoc awards made to certain individuals on hiring, grants under the Executive Schemes have been made, and continue to be made, on an annual basis. Executive Directors who participate in the LTIP and EBP do not participate in the Executive Schemes annual options award. No options were granted to any of the Executive Directors under the Executive Schemes during the year.

The Company follows a policy of granting options to eligible employees linked to salary. This is then subject to approval by the department heads who may recommend that the individual receives an additional allocation for exceptional performance. There is no limit on the number of share options that may be granted to an individual (other than for the purposes of granting Inland Revenue approved options), however, any proposal to make a one-off grant of share options over four times salary would require the prior approval of the Remuneration Committee (irrespective of the employee's level of salary). No such grant has been made to date.

The performance conditions for option awards granted before August 2002 were based on key strategic measures for the Group, including subscriber growth measures, profit before tax and EPS targets.

For awards made during the year ended 30 June 2003, the performance target was based on EPS. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed RPI plus 3% per annum in order for awards to vest. Given that EPS was negative at the date of grant, growth is to be measured from the actual EPS achieved for the year to 30 June 2003.

Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award, taking account of independent advice as necessary.

In August 1999, options over 600,000 shares were granted to Tony Ball. These became exercisable during the year. The vesting of these options was subject to the following performance targets:

a) "Performance Target": EPS growth over three years greater than the percentage increase in RPI over the period; or the
b) "Alternative Performance Target": Increase in operating income over three years greater than the percentage increase in RPI plus 5% over the period. Under this target the costs of digital investment may be added back to the operating income figure.

These rights were deemed to vest on 12 August 2002, following the satisfaction of the Alternative Performance Target. The share price on this date was below the exercise price of £5.83.

In June 2002 options over 600,000 shares were granted to Tony Ball at an exercise price of £7.35 as part of the arrangements agreed on the renewal of his service contract. The performance target attaching to these options is based on the achievement of commercial measures relating to DTH subscriber number targets. This aligns the performance measure for this award with current business strategy.

Following approval by shareholders at the 2000 AGM, options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Awards made during the year ended 30 June 2003 become capable of vesting over a period of four years, with one third of the award capable of vesting annually in each of years two, three and four, subject to the achievement of the performance target.

In accordance with paragraph 2 of Schedule A to the Combined Code, the options that were granted to the Chief Executive Officer in June 2002 will normally be capable of exercise three years from the date of grant.

In accordance with an agreement with the Inland Revenue, the Group can, with the consent of the employee, pass on to the employee the cost of employers' National Insurance Contributions on the exercise of share options granted to UK employees under the Unapproved Executive Share Option Scheme. In order to compensate employees for this extra cost, additional options have been granted under the Unapproved Executive Share Option Scheme to ensure that the employees, as far as possible, are no worse off than if the National Insurance cost was not passed to them.

Millennium award

In addition to the awards set out above, in December 2000 the Company made an award over 500 shares to all employees who had not been granted options or awards under the LTIP or the Executive Schemes in that year. These awards were made under the Approved Executive Share Option Scheme and become exercisable three years from the date of grant. There are no performance conditions attached to this award.

Sharesave Scheme

The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation for the employees to participate in the scheme following the announcement of the end of year results.

11. Service contracts

Tony Ball has an employment contract with the Company which was deemed to commence on 2 June 1999 and which expires on 31 May 2004. The contract can be terminated by the Company subject to the payment of two years' salary, bonus and benefits or, if the contract is not extended at expiry, of one year's salary, bonus and benefits. The Committee is aware that this notice period is not consistent with the provisions of the Combined Code and, for this reason, the Committee considered very carefully what was in the Company's interest. Taking into account the very competitive nature of the media industry for top executives and the need for the Group to have access to the most able management, the Committee concluded that this contract was in the interests of the shareholders. Tony Ball's remuneration consists of a base salary of £762,134, plus an annual cost of living provision and an annual bonus based on performance criteria to be agreed by the Committee but to be no less than £500,000 annually. Tony Ball is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP, EBP, Additional Executive Bonus Scheme and Executive Schemes.

Martin Stewart has an employment contract with the Company which was deemed to commence on 1 December 1998 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months' notice in writing. Martin Stewart's remuneration consists of a base salary of £400,000 per annum and an annual discretionary bonus to be agreed by the Committee. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He also participates in the LTIP and EBP.

12. Non-Executive Directors

The basic fees payable to the Non-Executive Directors are set by the Board of Directors and are currently £36,750 each per annum. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Nomination Committee. The Chairman of the Audit Committee and the Chairman of the Remuneration Committee each receive an additional £5,000 per annum. Each Independent Non-Executive Director is engaged by the Company for an initial term of three years, at which time the individual and the Board will both review whether or not the Independent Non-Executive Director should continue in that position. Prior to the November 2002 AGM, only Independent Directors received fees.

13. Directors' emoluments (audited)

The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme £	Benefits £	Total emoluments before pensions £	Pensions £	Total emoluments including pensions 2003 £	Total emoluments before pensions £	Pensions £	Total emoluments including pensions 2002 £
Executive									
Tony Ball	762,134	1,500,000	41,436	2,303,570	156,167	2,459,737	2,020,723	28,620	2,049,343
Martin Stewart	400,000	500,000	24,750	924,750	31,686	956,436	687,169	26,348	713,517
Non-Executive									
Rupert Murdoch	17,741	–	–	17,741	–	17,741	–	–	–
Philip Bowman	46,750	–	–	46,750	–	46,750	45,000	–	45,000
Chase Carey (i)	13,946	–	–	13,946	–	13,946	–	–	–
David DeVoe	17,741	–	–	17,741	–	17,741	–	–	–
David Evans	39,994	–	–	39,994	–	39,994	27,057	–	27,057
Allan Leighton	41,750	–	–	41,750	–	41,750	39,698	–	39,698
James Murdoch (ii)	13,946	–	–	13,946	–	13,946	–	–	–
Jacques Nasser (iii)	26,923	–	–	26,923	–	26,923	–	–	–
Gail Rebuck (iv)	25,596	–	–	25,596	–	25,596	–	–	–
Arthur Siskind	15,843	–	–	15,843	–	15,843	–	–	–
Lord St. John of Fawsley	40,673	–	–	40,673	–	40,673	35,000	–	35,000
John Thornton	53,744	–	–	53,744	–	53,744	49,522	–	49,522
Lord Wilson of Dinton (v)	13,946	–	–	13,946	–	13,946	–	–	–
Les Hinton (vi)	–	–	–	–	–	–	–	–	–
Martin Pompadur (vii)	–	–	–	–	–	–	–	–	–
Total emoluments	1,530,727	2,000,000	66,186	3,596,913	187,853	3,784,766	2,904,169	54,968	2,959,137

(i) Chase Carey was appointed a Director of the Company on 13 February 2003.
(ii) James Murdoch was appointed a Director of the Company on 13 February 2003.
(iii) Jacques Nasser was appointed a Director of the Company on 8 November 2002.
(iv) Gail Rebuck was appointed a Director of the Company on 8 November 2002.
(v) Lord Wilson of Dinton was appointed a Director of the Company on 13 February 2003.
(vi) Les Hinton resigned as a Director of the Company on 13 February 2003.
(vii) Martin Pompadur resigned as a Director of the Company on 13 February 2003.

14. Executive bonuses (audited)

The amounts received by the Directors under bonus schemes for the year are shown below:

	Additional executive bonus scheme (i) £	Senior management bonus scheme (ii) £	Total £
Executive			
Tony Ball	–	1,500,000	1,500,000
Martin Stewart	–	500,000	500,000

i) Additional Executive Bonus Scheme
Tony Ball has rights over 600,000 notional shares which became exercisable during the year. The notional shares have an exercise price of £5.35 but the gain on exercise is limited to a maximum of 48 pence per notional share. These rights have not been exercised. The performance measures in relation to this award are set out in Section 9.

During the year ended 30 June 2003 no shares (notional or actual) have been awarded or exercised under this scheme.

ii) Senior Management Bonus Scheme
The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2003.

15. Pension (audited)
The amounts received by the Directors under pension arrangements are detailed below.

Tony Ball received a one-off payment of £113,883 (see section 5) and a further payment of £10,421 in relation to the shortfall in his pension arrangements. Employer contributions of £31,863 were paid into the BSkyB Pension Plan.

Martin Stewart received a further payment of £4,213 (see section 5) in relation to the shortfall in his pension arrangements. Employer contributions of £27,473 were paid into the BSkyB Pension Plan.

16. LTIP (audited)

Details of outstanding awards receivable under the LTIP are shown below:

	Number of shares under award							
	At 30 June 2002	Granted during the year	Exercised during the year	At 30 June 2003	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors								
Tony Ball	454,000 (i)	–	–	454,000	£10.04	n/a	03.11.02	03.11.10
	454,000 (i)	–	–	454,000	£10.04	n/a	30.06.03	03.11.10
	454,000 (i)	–	–	454,000	£8.30	n/a	30.06.03	21.11.11
	454,000 (ii)	–	–	454,000	£8.30	n/a	30.06.04	21.11.11
	–	227,110 (iii)	–	227,110	£5.55	n/a	31.07.04	31.07.12
	–	227,110 (iii)	–	227,110	£5.55	n/a	31.07.05	31.07.12
	–	11,466 (iii)	–	11,466	£5.60	n/a	31.07.04	31.07.12
	–	11,466 (iii)	–	11,466	£5.60	n/a	31.07.05	31.07.12
Martin Stewart	227,000 (i)	–	–	227,000	£10.04	n/a	03.11.02	03.11.10
	227,000 (i)	–	–	227,000	£10.04	n/a	30.06.03	03.11.10
	227,000 (i)	–	–	227,000	£8.30	n/a	30.06.03	21.11.11
	227,000 (ii)	–	–	227,000	£8.30	n/a	30.06.04	21.11.11
	–	113,555 (iii)	–	113,555	£5.55	n/a	31.07.04	31.07.12
	–	113,555 (iii)	–	113,555	£5.55	n/a	31.07.05	31.07.12
	–	5,733 (iii)	–	5,733	£5.60	n/a	31.07.04	31.07.12
	–	5,733 (iii)	–	5,733	£5.60	n/a	31.07.05	31.07.12

Awards under the LTIP take the form of a market value option with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer's National Insurance obligations, which do not attract a cash bonus.

Notes:
(i) These awards vested during the year. The performance conditions in relation to these awards are set out in Section 7.

(ii) These awards will vest subject to meeting performance conditions on 30 June 2004. The vesting date for this award was amended during the year from an original vesting date of 31 July 2004, in order to align the vesting date with the Company's financial year.

(iii) In August 2002 awards were granted over performance periods ending in July 2004 and July 2005. The performance conditions in relation to these awards are set out in Section 7.

17. Equity Bonus Plan (audited)

	Number of shares under award							
	At 30 June 2002	Granted during the Year	Exercised during the Year	At 30 June 2003	Exercise price (i)	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors								
Tony Ball	–	52,000	–	52,000	n/a	n/a	31.07.04	31.07.12
	–	52,000	–	52,000	n/a	n/a	31.07.05	31.07.12
Martin Stewart	–	26,000	–	26,000	n/a	n/a	31.07.04	31.07.12
	–	26,000	–	26,000	n/a	n/a	31.07.05	31.07.12

Note:
(i) Awards under the Equity Bonus Plan ("EBP") take the form of a contingent right to acquire existing BSkyB shares at the vesting date, for nil consideration.

The performance conditions applicable to the awards under the EBP were measured at 30 June 2003. The plan will deliver the shares in equal measures at 31 July 2004 and 31 July 2005.

18. Executive share options (audited)

Details of all outstanding options held under the Executive Schemes and Sharesave Scheme are shown below:

	Number of options							
	At 30 June 2002	Granted during the Year	Exercised during the Year	At 30 June 2003	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Name of Directors								
Tony Ball	5,145(i)	–	–	5,145	£5.83	n/a	12.08.02	12.08.09
	594,855(i)	–	–	594,855	£5.83	n/a	12.08.02	12.08.06
	600,000 (ii)	–	–	600,000	£7.35	n/a	05.06.05	05.06.12
Martin Stewart	2,096 (iii)	–	2,096	–	£4.62	£6.62	–	–

Notes:
(i) The options granted to Tony Ball on 12 August 1999 became exercisable during the year. The performance conditions for these options are set out in Section 10.

(ii) The performance conditions for these awards are as set out in section 10.

(iii) Options granted under the Company's Sharesave Scheme. These options were exercised on 22 May 2003 following their maturity, however the shares are still held by Martin Stewart. The gain on exercise of the Sharesave options was £4,192. Options under the Company's Sharesave scheme are not subject to performance conditions.

During the year ended 30 June 2003 the share price traded within the range of £4.58 to £7.06 per share. The middle-market closing price on the last working day of the financial year was £6.72.

Report on Directors' Remuneration
continued

19. Share interests

The interests of the Directors in the Ordinary Share capital of the Company during the year were:

	At 30 June 2003	At 30 June 2002
Lord St John of Fawsley	2,000	2,000
Lord Wilson of Dinton	486	–
Martin Stewart	2,096	–

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2003 and 11 August 2003.

The ESOP is interested in 5,457,012 Ordinary Shares in which the Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 15 of the financial statements).

Approximately 30% of the Ordinary Shares of News Corporation Limited ("News Corp") are owned by either (i) Mr. Murdoch (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family, including James Murdoch, his son and a director of the Company and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, or (iii) corporations, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

Holdco, a significant shareholder in the Group, is a subsidiary of News Corp.

News Corporation Group has significant transactions with the Group as set out in of the financial statements.

Signed on behalf of the Board

David Gormley
Company Secretary
11 August 2003

Directors' Responsibilities

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss of the Group for that period.

After making enquiries, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors continue to adopt the going concern basis in preparing the financial statements.

In preparing these financial statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors' Report

Independent Auditors' Report to the Members of British Sky Broadcasting Group plc

We have audited the financial statements of British Sky Broadcasting Group plc for the year ended 30 June 2003 which comprise the Profit and Loss Account, the Balance Sheets, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses, and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Directors' Remuneration that is described as having been audited.

This Report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As described in the statement of Directors' Responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Report on Directors' Remuneration. Our responsibility is to audit the financial statements and the part of the Report on Directors' Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors' Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report on Directors' Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors' Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors' Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors' Remuneration described as having been audited.

Opinion

In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 June 2003 and of the profit of the Group for the year then ended; and
- the financial statements and part of the Report on Directors' Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

11 August 2003

Consolidated Profit and Loss Account

for the year ended 30 June 2003

	NOTES	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2003 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2002 Total £m
Turnover: Group turnover and share of joint ventures' turnover		3,262.5	–	3,262.5	2,915.3	–	2,915.3
Less: share of joint ventures' turnover		(76.5)	–	(76.5)	(139.2)	–	(139.2)
Group turnover	2	3,186.0	–	3,186.0	2,776.1	–	2,776.1
Operating expenses, net	3	(2,815.3)	(116.7)	(2,932.0)	(2,584.6)	(136.5)	(2,721.1)
EBITDA	1	468.6	4.8	473.4	272.7	(18.2)	254.5
Depreciation		(97.9)	–	(97.9)	(81.1)	–	(81.1)
Amortisation		–	(121.5)	(121.5)	(0.1)	(118.3)	(118.4)
Operating profit (loss)		370.7	(116.7)	254.0	191.5	(136.5)	55.0
Share of operating results of joint ventures	5	3.4	–	3.4	(76.7)	–	(76.7)
Joint ventures' goodwill amortisation, net*	14	–	–	–	–	(1,069.9)	(1,069.9)
Profit on sale of fixed asset investments	4	–	–	–	–	2.3	2.3
Amounts written off fixed asset investments, net	4	–	(15.1)	(15.1)	–	(60.0)	(60.0)
Release of provision for loss on disposal of subsidiary	4	–	–	–	–	10.0	10.0
Profit (loss) on ordinary activities before interest and taxation		374.1	(131.8)	242.3	114.8	(1,254.1)	(1,139.3)
Interest receivable and similar income	6	3.7	–	3.7	11.1	–	11.1
Interest payable and similar charges	6	(118.2)	–	(118.2)	(148.0)	–	(148.0)
Profit (loss) on ordinary activities before taxation	7	259.6	(131.8)	127.8	(22.1)	(1,254.1)	(1,276.2)
Tax on profit (loss) on ordinary activities	9	(58.7)	121.2	62.5	(28.6)	(77.8)	(106.4)
Profit (loss) on ordinary activities after taxation		200.9	(10.6)	190.3	(50.7)	(1,331.9)	(1,382.6)
Equity dividends – paid and proposed	10			–			–
Retained profit (loss) for the financial year	24			190.3			(1,382.6)
Basic earnings (loss) per share	11	10.5p	(0.6p)	9.9p	(2.7p)	(70.6p)	(73.3p)
Diluted earnings (loss) per share	11	10.3p	(0.5p)	9.8p	(2.7p)	(70.6p)	(73.3p)

Details of movements on reserves are shown in note 24.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.

*Included within last year's joint ventures' goodwill amortisation of £1,069.9 million is £971.4 million in respect of an impairment of KirchPayTV GmbH & Co KGaA ("KirchPayTV") goodwill (see notes 4 and 14)

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 30 June 2003

	NOTES	2003 £m	2002 £m
Profit (loss) for the financial year*	24	190.3	(1,382.6)
Translation differences on foreign currency net investment	24	–	1.4
Total recognised gains and losses relating to the year		190.3	(1,381.2)

*Included within the profit (loss) for the year is a £1.5 million profit (2002: £80.9 million loss) in respect of the Group's share of the results of joint ventures.

The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.

Consolidated Balance Sheet

at 30 June 2003

	Notes		2003 £m		2002 £m
Fixed assets					
Intangible assets	12		535.9		657.4
Tangible assets	13		346.2		343.0
Investments:					
Investments in joint ventures: Share of gross assets		86.8		88.7	
: Share of gross liabilities		(59.0)		(68.5)	
: Transfer to creditors		2.6		1.6	
Total investments in joint ventures	14		30.4		21.8
Other fixed asset investments	15		78.5		107.1
Total investments			108.9		128.9
			991.0		1,129.3
Current assets					
Stocks	16		370.4		414.2
Debtors: Amounts falling due within one year					
– deferred tax assets	18		30.8		13.9
– other			363.3		387.0
	17		394.1		400.9
Debtors: Amounts falling due after more than one year					
– deferred tax assets	18		159.0		24.9
– other			63.9		182.1
	17		222.9		207.0
Cash at bank and in hand			46.4		50.3
			1,033.8		1,072.4
Creditors: Amounts falling due within one year					
– short-term borrowings	19		(0.2)		(1.5)
– other creditors	19		(955.0)		(903.9)
			(955.2)		(905.4)
Net current assets			78.6		167.0
Total assets less current liabilities			1,069.6		1,296.3
Creditors: Amounts falling due after more than one year					
– long-term borrowings	20		(1,151.6)		(1,576.9)
– other creditors	20		(20.5)		(16.0)
			(1,172.1)		(1,592.9)
Provisions for liabilities and charges	22		(3.2)		(4.1)
			(105.7)		(300.7)
Capital and reserves – equity					
Called-up share capital	23		968.9		946.7
Share premium	24		2,535.5		2,409.8
Shares to be issued	24		2.7		255.8
Merger reserve	24		299.0		266.7
Profit and loss account	24		(3,911.8)		(4,179.7)
	24		(105.7)		(300.7)

The accompanying notes are an integral part of this consolidated balance sheet.

Signed on behalf of the Board
Tony Ball Chief Executive Officer
Martin Stewart Chief Financial Officer

11 August 2003

Company Balance Sheet

at 30 June 2003

	NOTES	2003 £m	2002 £m
Fixed assets			
Tangible assets	13	1.7	1.9
Investments	15	4,905.1	5,033.4
		4,906.8	5,035.3
Current assets			
Debtors: Amounts falling due within one year			
– deferred tax assets	18	14.8	–
– other		529.2	956.0
	17	544.0	956.0
Debtors: Amounts falling due after more than one year			
– deferred tax assets	18	107.8	–
– other		4.2	60.3
	17	112.0	60.3
Cash at bank and in hand		–	0.1
		656.0	1,016.4
Creditors: Amounts falling due within one year	19	(452.2)	(466.5)
Net current assets		203.8	549.9
Total assets less current liabilities		5,110.6	5,585.2
Creditors: Amounts falling due after more than one year	20	(1,880.0)	(2,305.0)
		3,230.6	3,280.2
Capital and reserves – equity			
Called-up share capital	23	968.9	946.7
Share premium	24	2,535.5	2,409.8
Shares to be issued	24	2.7	255.8
Capital reserve	24	843.9	843.9
Profit and loss account	24	(1,120.4)	(1,176.0)
	24	3,230.6	3,280.2

The accompanying notes are an integral part of this balance sheet.

Signed on behalf of the Board
Tony Ball Chief Executive Officer
Martin Stewart Chief Financial Officer

11 August 2003

Consolidated Cash Flow Statement

for the year ended 30 June 2003

	NOTES	2003 £m	2002 £m
Net cash inflow from operating activities	28a	663.6	249.7
Dividends received from joint ventures		4.0	-
Returns on investments and servicing of finance			
Interest received and similar income		3.2	8.8
Interest paid and similar charges on external financing		(127.3)	(141.0)
Interest element of finance lease payments		(0.5)	(0.6)
Net cash outflow from returns on investments and servicing of finance		(124.6)	(132.8)
Taxation			
UK corporation tax paid		(17.6)	-
Consortium relief (paid) received		(0.3)	22.5
Net cash (outflow) inflow from taxation		(17.9)	22.5
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(98.4)	(100.8)
Receipts from sales of tangible fixed assets		0.6	-
Receipts from sales of fixed asset investments		0.8	0.4
Receipts from sales of intangible fixed assets		-	0.6
Purchase of own shares for Employee Share Ownership Plan ("ESOP")		-	(26.9)
Net cash outflow from capital expenditure and financial investment		(97.0)	(126.7)
Acquisitions and disposals			
Funding to joint ventures		(14.6)	(11.6)
Repayments of funding from joint ventures		4.5	4.8
Net cash outflow from acquisitions and disposals		(10.1)	(6.8)
Net cash inflow before management of liquid resources and financing		418.0	5.9
Management of liquid resources			
Decrease in short-term deposits	28c	0.5	69.5
Financing			
Proceeds from issue of Ordinary Shares		4.8	14.3
Payments made on the issue of Ordinary Shares		(0.1)	(1.8)
Capital element of finance lease payments	28b	(1.6)	(1.7)
Net decrease in total debt	28b	(425.0)	(190.0)
Net cash outflow from financing		(421.9)	(179.2)
Decrease in cash	28c	(3.4)	(103.8)
Decrease in net debt	28c	422.7	18.4

The accompanying notes are an integral part of this consolidated cash flow statement.

01 Accounting policies

The principal accounting policies are summarised below. All of these have been applied consistently throughout the year and the preceding year.

a) Basis of accounting
The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable financial reporting and accounting standards.

b) Basis of consolidation
The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting and all inter-company balances and transactions have been eliminated on consolidation.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2003 this date was 29 June 2003, this being a 52 week year (2002: 30 June 2002, 52 week year).

The Company has taken advantage of the exemption in section 230 of the Companies Act 1985 not to present its own profit and loss account. The Company's result for the financial year determined in accordance with the Act is disclosed in note 24.

c) Acquisitions
On the acquisition of a business, fair values are attributed to the Group's share of separable net assets acquired. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal.

d) Goodwill and other intangible assets
Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, this goodwill has not been restated on the balance sheet.

Other intangible assets, all of which have been acquired, which are controlled through custody or legal rights and could be sold separately from the rest of the business, are capitalised where fair value can be reliably measured.

Where capitalised goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortised on a straight-line basis over that life of up to 20 years. Impairment reviews are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Any amortisation or impairment write-downs are charged to the profit and loss account.

e) Interests in joint ventures
Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group's share of a joint venture's loss exceeds the Group's funding to date.

f) Fixed asset investments
In the Company's financial statements, investments in subsidiary undertakings are stated at cost, with the exception of the investment in Sky Television Limited ("Sky") which is stated at valuation. Provision is made for any impairment.

In the Company's balance sheet, where statutory merger relief is applicable, the cost is measured by reference to the nominal value only of the shares issued. Any premium is not recognised.

The Company's shares held by the ESOP are included in the consolidated balance sheet as fixed asset investments until such time as the interest in the shares is transferred unconditionally to the employees. Provision is made for any permanent diminution in the value of shares held by the ESOP.

A charge is made in the profit and loss account in relation to the shares held by the ESOP for awards under the Long-Term Incentive Plan ("LTIP"), the Key Contributor Plan ("KCP") and the Equity Bonus Plan ("EBP") based on an assessment of the probability of the performance criteria under the LTIP, KCP and EBP being met. The charge is allocated on a straight-line basis over the vesting periods of the LTIP, KCP and EBP.

The Group's other fixed asset investments are stated at cost, less any provision for permanent diminution in value.

g) Tangible fixed assets
Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

Depreciation is provided to write off the cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, fixtures and fittings:	
– Fixtures and fittings	10% – 20%
– Computer equipment	20% – 33⅓%
– Technical equipment	10% – 20%
– Motor vehicles	25%

h) Impairment of fixed assets and goodwill
Intangible fixed assets, goodwill and tangible fixed assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible fixed assets are also reviewed for impairment at the end of the first full financial year after acquisition. Should an impairment review be required, this is performed in accordance with FRS 11 – Impairment of fixed assets and goodwill.

i) Stocks
Television programme rights
Programme rights are stated at cost (including, where applicable, estimated escalation payments) less accumulated amortisation. Provisions are made for any programme rights which are surplus to Group requirements or which will not be shown for any other reason.

Contractual obligations for programme rights not yet available for transmission are not included in the cost of programme rights, but are disclosed as contractual commitments (see note 25). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

Acquired and commissioned programme rights are recorded in stock at cost when the programmes are available for transmission.

Amortisation is provided to write off the cost of acquired and commissioned programme rights as follows:

Sports – 100% on first showing, or where contracts provide for sports rights for multiple seasons or competitions, the amortisation of each contract is based on anticipated revenue.
Current affairs – 100% on first showing.
General entertainment – straight-line basis on each transmission at the following rates:
- One showing planned – 100%
- Two showings planned – 60%; 40%
- Three showings planned – 50%; 30%; 20%
- Four showings planned – 40%; 30%; 20%; 10%

Movies – Acquired movies are amortised on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Own movie productions are amortised in line with anticipated revenue over a maximum of five years.

Set-top boxes and related equipment
Set-top boxes and related equipment include digital set-top boxes, Low Noise Blockers ("LNBs") and mini-dishes. These stocks are valued at the lower of cost and Net Realisable Value ("NRV") (which reflects the value to the business of the set-top box and the related equipment in the hands of the customer). Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the set-top box upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.

Raw materials, consumables and goods held for resale
Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.

j) Transponder rentals
Payments made in advance to secure satellite capacity have been recorded as prepaid transponder rentals. These payments are amortised on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally 10 years.

k) Taxation
Corporation tax payable is provided at current rates on all taxable profits.

Page 43 of 73

01 Accounting policies (continued)

l) Deferred taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

m) Foreign currency
Trading activities denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets, liabilities and commitments denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

The results of overseas subsidiaries and joint ventures are translated at the average rates of exchange during the period and the balance sheet is translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group's investment in these operations, are dealt with through reserves.

n) Derivatives and other financial instruments
The Group uses a limited number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses on instruments used for hedging are not recognised until the hedged position is recognised.

Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be accounted for as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognised in the profit and loss account.

The Group does not hold or issue derivative financial instruments for speculative purposes.

o) Turnover
Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group's main sources of turnover are recognised as follows:

- Revenues from the provision of direct-to-home ("DTH") subscription services are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed.
- Cable revenue is recognised as the services are provided to the cable wholesalers and is based on the number of subscribers taking the Sky channels as reported to the Group by the cable companies and the applicable rate card.
- Advertising sales revenues are recognised when the advertising is broadcast.
- Interactive turnover includes income from betting and gaming, on-line advertising, internet, e-commerce, interconnect, text services and set-top box subsidy recovery revenues from conditional access and access control customers on the Sky digital platform. Betting and gaming revenues represent: a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the on-line casino operations. All other Interactive revenues are recognised when the goods or services are delivered.
- Other revenue principally includes income from installations (net of any discount), service call revenue, warranty revenue, marketing contributions from third party channels, conditional access fees and access control fees. Other revenues are recognised, net of any discount given, when the relevant service has been provided.

p) Pension costs
The Group provides pensions to eligible employees through the BSkyB Pension Plan which is a defined contribution scheme. The amount charged to the profit and loss account in the year represents the cost of contributions payable by the Group to the scheme in that year. The assets of the BSkyB Pension Plan are held independently of the Group.

q) Leases
Assets held under finance leases are treated as tangible fixed assets. Depreciation is provided over the shorter of the lease term and the asset's useful economic life, and the deemed capital element of future rentals is included within creditors. Deemed interest is charged as interest payable over the period of the lease.

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

r) EBITDA
EBITDA (earnings before interest, taxation, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible fixed assets.

02 Turnover

	2003 £m	2002 £m
DTH subscribers	2,341.2	1,929.2
Cable and digital terrestrial television ("DTT") subscribers	202.2	279.4
Advertising	283.6	250.7
Interactive	218.3	186.0
Other	140.7	130.8
	3,186.0	2,776.1

All Group turnover is derived from the Group's sole class of business, being television broadcasting together with certain ancillary functions, and arises principally within the United Kingdom from activities conducted from the United Kingdom, with the exception of £0.4 million of turnover (2002: £23.0 million) which relates to activities conducted from the Channel Islands. In order to provide shareholders with additional information, the Group's turnover has been analysed as shown above.

All turnover arises from services provided to the United Kingdom, with the exception of £92.9 million (2002: £62.4 million) which arises from services provided to Ireland and £9.0 million (2002: £7.7 million) which arises from services provided to the Channel Islands.

The Group's profit before tax and its net liabilities relate to activities conducted in the United Kingdom, with the exception of £0.8 million loss (2002: £0.3 million loss) and £0.9 million of net assets (2002: £0.3 million net assets) which relate to activities conducted in the Channel Islands. The Group's loss before tax and its net liabilities in the prior year also included a £1,143.5 million loss and nil assets which related to activities conducted in Germany.

03 Operating expenses, net

	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2003 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2002 Total £m
Programming (i)	1,603.9	–	1,603.9	1,439.3	–	1,439.3
Transmission and related functions (i)	142.8	–	142.8	146.6	(4.1)	142.5
Marketing	400.5	–	400.5	416.6	–	416.6
Subscriber management	324.4	–	324.4	291.1	–	291.1
Administration	236.1	116.7	352.8	203.2	140.6	343.8
Betting	107.6	–	107.6	87.8	–	87.8
	2,815.3	116.7	2,932.0	2,584.6	136.5	2,721.1

(i) The amounts shown are net of £12.0 million (2002: £15.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and £25.5 million (2002: £23.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.

04 Exceptional items

	Charge (credit) before taxation £m	Taxation charge (credit) £m	2003 Total £m	Charge (credit) before taxation £m	Taxation charge (credit) £m	2002 Total £m
(Release of provision) provision against ITV Digital programming debtors (i) (iv)	(4.8)	1.4	(3.4)	22.3	(6.7)	15.6
Release of analogue termination provision (v)	–	–	–	(4.1)	1.2	(2.9)
Exceptional operating items	(4.8)	1.4	(3.4)	18.2	(5.5)	12.7
Joint ventures' goodwill amortisation, net (vi)	–	–	–	971.4	–	971.4
Profit on sale of fixed asset investment (vii)	–	–	–	(2.3)	–	(2.3)
Amounts written off fixed asset investments, net (see note 15) (ii) (viii)	15.1	–	15.1	60.0	–	60.0
Release of provision for loss on disposal of subsidiary (ix)	–	–	–	(10.0)	–	(10.0)
(Recognition) write-down of deferred tax asset (iii) (x)	–	(122.6)	(122.6)	–	83.3	83.3
Total exceptional items	10.3	(121.2)	(110.9)	1,037.3	77.8	1,115.1

Page 45 of 73

04 Exceptional items (continued)

2003

Exceptional operating items

(i) ITV Digital

The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement made on 30 April 2002 (see note (iv) below). During the year, the Group received £4.8m from ITV Digital's administrators and released £4.8 million of its exceptional operating provision accordingly.

Other exceptional items

(ii) Amounts written off fixed asset investments, net

At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £21.0 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by £3.2 million, following the agreement to sell its minority investment in July 2003.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million, bringing the carrying value of the Group's investment in Open TV to £0.3 million. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a loss on disposal of £0.1 million.

(iii) Recognition of deferred tax asset

Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there is now sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of £122.6 million has been recognised as an exceptional item.

2002

Exceptional operating items

(iv) ITV Digital

At 27 March 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance (see note (i) above).

(v) Release of analogue termination provision

On 27 September 2001, the Group terminated its analogue operation. From the original exceptional operating provision of £41.0 million, taken at 30 June 2000, £4.1 million of provision had not been utilised at 30 June 2002, and was therefore released to the profit and loss account as an exceptional credit.

Other exceptional items

(vi) Joint ventures' goodwill amortisation, net

The exceptional item of £971.4 million of joint ventures' goodwill amortisation, net, relates to the impairment charge taken against the carrying value of the Group's interest in KirchPayTV of £984.9 million at 31 December 2001, net of an amount of £13.5 million released from the provision matching the Group's share of losses for the period from 1 January 2002 to 8 February 2002, at which date the Group ceased to gross equity account for KirchPayTV's results (see notes 5 and 14).

(vii) Profit on sale of fixed asset investment

On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of £2.3 million (see note 15).

(viii) Amounts written off fixed asset investments

At 31 December 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

(ix) Release of provision for loss on disposal of subsidiary

On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary, taken at 30 June 2001, was written back, resulting in a non-cash exceptional profit of £10.0 million. The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Sky Bet (formerly known as Surrey Sports).

(x) Write-down of deferred tax asset

Following the impairment charge made in respect of the Group's investment in KirchPayTV at 31 December 2001 (see note 14) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full at 31 December 2001, although by 30 June 2002, £12.3 million of this amount had been written back due to the utilisation of tax losses.

05 Share of operating results of joint ventures

	2003 £m	2002 £m
KirchPayTV operating loss	–	(70.0)
Programming joint ventures operating profit (loss), net	3.4	(6.7)
	3.4	(76.7)

This relates to the Group's equity share of the operating results of the Group's joint ventures.

KirchPayTV

By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from 8 February 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV's losses using the gross equity method from that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the impairment provision made at 31 December 2001, in order to match the Group's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.

06 Interest

a) Interest receivable and similar income

	2003 £m	2002 £m
Group		
Interest receivable on short-term deposits	2.6	8.2
Interest receivable on funding to joint ventures	0.1	0.3
Other interest receivable and similar income	0.5	0.6
	3.2	9.1
Joint ventures		
Share of joint ventures' interest receivable	0.5	2.0
Total interest receivable and similar income	3.7	11.1

b) Interest payable and similar charges

	2003 £m	2002 £m
Group		
On bank loans, overdrafts and other loans repayable within five years, not by instalments:		
– £200 million revolving credit facility ("RCF") (previously £300 million RCF)*	2.5	10.8
– £750 million RCF**	27.0	46.3
– £600 million RCF**	3.7	–
US$650 million of 8.200% Guaranteed Notes, repayable in 2009	31.1	31.6
£100 million of 7.750% Guaranteed Notes, repayable in 2009	7.8	7.8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009	30.1	30.1
US$300 million of 7.300% Guaranteed Notes, repayable in 2006	13.8	15.1
Finance lease interest	1.0	1.0
Other interest payable and similar charges	0.9	0.4
	117.9	143.1
Joint ventures		
Share of joint ventures' interest payable	0.3	4.9
Total interest payable and similar charges	118.2	148.0

*In March 2003, the Group voluntarily cancelled £100 million of its £300 million RCF. The maturity date of the resultant £200 million RCF is still June 2004.

**In addition, in March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008.

07 Profit (loss) on ordinary activities before taxation

	2003 £m	2002 £m
The profit (loss) on ordinary activities before taxation is stated after charging (crediting):		
– depreciation (see note 13)		
– owned assets	96.2	79.5
– assets held under finance leases	1.7	1.6
– amortisation and impairment of intangible fixed assets (see note 12)	121.5	118.4
– joint ventures' goodwill amortisation, net (see note 14)	–	1,069.9
– amounts written off fixed asset investments, net (see note 15)	15.1	60.0
– profit on disposals of fixed assets and fixed asset investments	(0.2)	(2.3)
– rentals on operating leases and similar arrangements:		
– land and buildings	9.0	8.2
– plant and machinery	80.0	76.4
– staff costs (see note 8)	299.1	276.9

Amounts payable to the auditors are analysed below:

	2003 £m	2002 £m
Statutory audit services	0.8	0.7
Audit related fees	0.6	0.8
Audit and audit related services	1.4	1.5
Tax advisory services	0.6	0.4
Customer relationship management centre development	5.1	4.8
Website development	–	0.5
Other services	0.7	1.0
Non-audit related services	5.8	6.3

During the year, the auditors received £5.1 million (2002: £4.8 million) in respect of on-going contact centre development services. Due to the complex and long-term nature of the infrastructure development work, the Group is satisfied that Deloitte & Touche should continue to provide these services.

In addition to the amounts above, the Group understands that, during the previous year, its auditors indirectly received £4.0 million from the Group, through the performance of sub-contracted services for one of the Group's customer relationship management centre consultants. The Group understands that no such payments were made during 2003.

The Company did not pay any amounts to the auditors in respect of audit services during either year, as the cost was borne by another Group undertaking in both years.

08 Staff costs

a) Employee costs
Employee costs for permanent and temporary employees, and Executive Directors during the year amounted to:

	2003 £m	2002 £m
Wages and salaries	234.3	227.1
Costs of LTIP, KCP, EBP and other share-related bonus schemes	27.4	17.2
Social security costs	25.9	22.0
Other pension costs	11.5	10.6
	299.1	276.9

The Group operates a defined contribution pension scheme through the BSkyB Pension Plan. The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £11.5 million (2002: £10.6 million). The Group's contributions owing to the Plan at 30 June 2003 were £0.8 million (30 June 2002: £0.7 million).

The average monthly number of full time equivalent people (including temporary employees) employed by the Group during the year was as follows:

	2003 Number	2002 Number
Programming	1,106	1,131
Transmission and related functions	1,383	1,274
Marketing	199	193
Subscriber management	5,381	5,432
Administration	954	965
Betting	109	88
	9,132	9,083

b) Directors' emoluments
A detailed breakdown of remuneration by Director, the terms of their employment contracts and their rights under the Group's incentive schemes are given within the Report on Directors' Remuneration on pages 26 to 31, of which sections 13 to 18 are audited.

09 Taxation

a) Analysis of charge (credit) in year

	Tax charge (credit) on profit before exceptional items £m	Exceptional tax charge (credit) £m	2003 Total £m	Tax charge on profit before exceptional items £m	Exceptional tax charge (ii) £m	2002 Total £m
Current tax	85.0	1.4	86.4	–	–	–
Deferred tax:						
Origination and reversal of timing differences	(26.6)	(122.6)	(149.2)	27.3	77.8	105.1
Increase in estimate of recoverable deferred tax asset in respect of prior years	(1.8)	–	(1.8)	-	-	-
Total deferred tax (i)	(28.4)	(122.6)	(151.0)	27.3	77.8	105.1
Share of joint ventures' tax charge	2.1	–	2.1	1.3	-	1.3
	58.7	(121.2)	(62.5)	28.6	77.8	106.4

(i) During the year the Group recorded a deferred tax credit of £163.3 million relating to deferred tax assets not previously recognised. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilised. £122.6 million of the deferred tax credit has been treated as an exceptional item.

(ii) An exceptional deferred tax charge of £95.6 million was made at 31 December 2001, against which £12.3 million was written back at 30 June 2002 as a result of the utilisation of tax losses. This was offset by a £5.5 million tax credit on a provision against ITV Digital's programming debtor and the release of the analogue termination provision, treated as exceptional operating items.

b) Factors affecting the current tax charge for the year
The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003 £m	2002 £m
Profit (loss) on ordinary activities before tax	127.8	(1,276.2)
Less: Share of joint ventures' (profit) loss before tax	(3.6)	79.6
Group profit (loss) on ordinary activities before tax	124.2	(1,196.6)
Group profit (loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002: 30%)	37.3	(359.0)
Effects of:		
Write-down of KirchPayTV not deductible for tax purposes	–	291.4
Other expenses not deductible for tax purposes (primarily goodwill amortisation)	42.5	77.8
Other timing differences	11.8	19.2
Utilisation of tax losses	(7.3)	(30.6)
Consortium relief	2.1	1.2
Current tax charge for the year	86.4	–

c) Factors that may affect future tax charges
At 30 June 2003, a deferred tax asset of £12.5 million (2002: £149.6 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

Deferred tax assets of £63.7 million (2002: £63.7 million) have not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV, and £450.0 million (2002: £450.0 million) have not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV. A deferred tax asset of £4.6 million (2002: £18.0 million) arising principally on other timing differences has not been recognised on the basis that these timing differences are not more likely than not to reverse.

10 Dividends

The Directors do not propose an interim or final dividend for the financial year (2002: nil). At 30 June 2003, the Company has a deficit on the profit and loss account reserve of £1,120.4 million (see note 24). The Company is currently not in a position to pay a dividend.

The ESOP has waived its rights to dividends.

11 Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group's ESOP trust during the year.

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of shares held in the Group's ESOP trust during the year plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding during the year (see below).

The weighted average number of shares in the year was:

	2003 Millions of shares	2002 Millions of shares
Ordinary Shares	1,921.2	1,891.2
ESOP trust shares	(6.2)	(3.8)
Basic shares	1,915.0	1,887.4
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	27.2	–*
Diluted shares	1,942.2	1,887.4

*As the Group made a loss on ordinary activities after taxation in 2002, no share options or other potential Ordinary Shares outstanding were considered to be dilutive.

	2003 Before goodwill and exceptional items	2003 Goodwill	2003 Exceptional items	2003 After goodwill and exceptional items	2002 Before goodwill and exceptional items	2002 Goodwill	2002 Exceptional items	2002 After goodwill and exceptional items
Profit (loss) on ordinary activities after taxation	£200.9m	(£121.5m)	£110.9m	£190.3m	(£50.7m)	(£216.8m)	(£1,115.1m)	(£1,382.6m)
Basic earnings (loss) per share	10.5p	(6.4p)	5.8p	9.9p	(2.7p)	(11.5p)	(59.1p)	(73.3p)
Diluted earnings (loss) per share	10.3p	(6.2p)	5.7p	9.8p	(2.7p)	(11.5p)	(59.1p)	(73.3p)

Earnings (loss) per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

12 Intangible fixed assets

The movement in the year was as follows:

	Goodwill (i), (ii) £m	Other intangible fixed assets £m	Total £m
Group			
Cost			
Beginning and end of year	819.7	0.4	**820.1**
Amortisation			
Beginning of year	162.5	0.2	162.7
Charge	116.3	–	116.3
Impairment losses (ii)	5.2	–	5.2
End of year	284.0	**0.2**	**284.2**
Net book value			
Beginning of year	657.2	0.2	657.4
End of year	535.7	**0.2**	**535.9**

Goodwill
(i) Goodwill of £272.4 million, £542.1 million and £5.2 million, arising on the acquisitions of SIG, BiB and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. Since the time of these reviews the performance of these operations has been broadly in line with the forecasts in the business plans used for these reviews, and no indications of impairment have arisen.

(ii) At 31 December 2002, the Group made a provision of £5.2 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited ("Opta") (a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group's announcement in December 2002 that it would close Opta. The Group is currently in negotiations to sell or license some or all of Opta's assets to a third party.

Other intangible fixed assets
Other intangible fixed assets comprise internet domain names, which are being amortised over a period of seven years on a straight-line basis.

Page 50 of 73

13 Tangible fixed assets

The movement in the year was as follows:

	Freehold land and buildings (i) £m	Short leasehold improvements £m	Equipment, fixtures and fittings (ii) £m	Assets in course of construction £m	Total £m
Group					
Cost					
Beginning of year	37.9	83.3	554.4	29.9	705.5
Additions	0.4	3.2	73.0	24.8	101.4
Disposals	–	–	(10.9)	–	(10.9)
Transfers	–	–	25.8	(25.8)	–
End of year	**38.3**	**86.5**	**642.3**	**28.9**	**796.0**
Depreciation					
Beginning of year	6.0	43.3	313.2	–	362.5
Charge	2.3	4.0	91.6	–	97.9
Disposals	–	–	(10.6)	–	(10.6)
End of year	**8.3**	**47.3**	**394.2**	–	**449.8**
Net book value					
Beginning of year	31.9	40.0	241.2	29.9	343.0
End of year	**30.0**	**39.2**	**248.1**	**28.9**	**346.2**

Group
(i) The amounts shown include assets held under finance leases with a net book value of £6.3 million (2002: £6.7 million). Depreciation charged during the year on such assets was £0.4 million (2002: £0.3 million).

Depreciation was not charged on £9.4 million of land (2002: £9.4 million).

(ii) The amounts shown include assets held under finance leases with a net book value of £2.3 million (2002: £3.6 million). Depreciation charged during the year on these assets was £1.3 million (2002: £1.3 million).

Company
The Company's only tangible fixed assets relate to leasehold improvements at the Group's head office, the cost and net book value of which amounted to £3.2 million (2002: £3.2 million) and £1.7 million (2002: £1.9 million) respectively. The depreciation charged during the year on the Company's tangible fixed assets was £0.2 million (2002: £0.2 million).

14 Investments in joint ventures

The movement in the year was as follows:

	2003 £m	2002 £m
Group		
Cost and funding, excluding goodwill		
Beginning of year	224.7	217.9
Loans advanced to joint ventures	14.6	11.6
Loans repaid by joint ventures	(4.5)	(4.8)
End of year	234.8	224.7
Transfer to creditors (i)	2.6	1.6
Movement in share of underlying net assets		
Beginning of year	(204.5)	(195.7)
Share of operating results of joint ventures (see note 5)	3.4	(76.7)
Share of joint ventures' interest receivable (see note 6)	0.5	2.0
Share of joint ventures' interest payable (see note 6)	(0.3)	(4.9)
Share of joint ventures' tax charges (see note 9)	(2.1)	(1.3)
Dividends received from joint venture	(4.0)	–
Exchange adjustments	–	1.4
Transferred to other fixed asset investments	–	70.7
End of year	(207.0)	(204.5)

14 Investments in joint ventures (continued)

	Group 2003 £m	Group 2002 £m
Goodwill		
Beginning of year	–	1,140.6
Amortisation	–	(98.5)
Amounts provided, net (see note 4)	–	(971.4)
Transferred to other fixed asset investments	–	(70.7)
End of year	–	–
Net book value (ii)		
Beginning of year	21.8	1,163.7
End of year	30.4	21.8

(i) The investment in joint ventures excludes cumulative losses of £2.6 million (2002: £1.6 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

(ii) The net book value above includes listed investments with a net book value of £5.0 million at 30 June 2003 (2002: £6.2 million). The aggregate market value of these investments at 30 June 2003 was £4.8 million (2002: £3.5 million).

2002

KirchPayTV

At 31 December 2001, the carrying value of the Group's investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures' goodwill amortisation of £984.9 million. Joint ventures' goodwill amortisation also included goodwill amortisation of £98.5 million for the six months ended 31 December 2001. The Group's investment in KirchPayTV was treated as a joint venture until 8 February 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly on 8 February 2002, the investment was transferred within Fixed Asset Investments to Other investments at a net book value of nil. On 1 August 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings. On 13 May 2002, the Group exercised a put option to transfer its interest in KirchPayTV to Taurus Holding GmbH & Co KG, a company which became the subject of formal insolvency proceedings on 13 September 2002. The Group does not expect to receive a significant amount, if any, from the exercise of its put option.

The following information is given in respect of the Group's share of all joint ventures:

	Group 2003 £m	Group (i) 2002 £m
Turnover	76.5	139.2
Fixed assets	4.1	3.6
Current assets	82.7	85.1
Liabilities due within one year	(47.6)	(66.0)
Liabilities due after more than one year	(11.4)	(2.5)

(i) This includes the Group's 22% share of KirchPayTV's turnover up until it ceased to be treated as a joint venture on 8 February 2002.

	Group's share of KirchPayTV (as adjusted) 1 April to 8 November 2001 £m
Turnover	66.5
Operating loss	(70.0)
Net interest payable	(3.6)
Loss before taxation	(73.6)
Taxation	–
Loss after taxation	(73.6)

As KirchPayTV ceased to be treated as a joint venture from 8 February 2002, no joint venture balance sheet disclosure has been provided for either 2003 or 2002.

In the absence of KirchPayTV results for the period from 1 July 2001 to 8 February 2002, the results for a similar period, the period from 1 April 2001 to 8 November 2001, have been used.

15 Other fixed asset investments

The following are included in the net book value of other fixed asset investments:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Investments in subsidiary undertakings (a)	–	–	4,861.7	4,972.2
Investment in own shares (b)	34.6	42.2	–	–
Other investments (c)	43.9	64.9	43.4	61.2
	78.5	107.1	4,905.1	5,033.4

(a) Investment in subsidiary undertakings
The movement in the year was as follows:

Company **Cost or valuation**	2003 £m	2002 £m
Beginning of year	7,490.9	7,490.9
Additions	1.0	–
Merger relief (i)	(111.5)	–
End of year	7,380.4	7,490.9
Provision		
Beginning of year	2,518.7	1,372.4
Provision against investment in KirchPayTV (ii)	–	1,146.3
End of year	2,518.7	2,518.7
Net book value		
Beginning of year	4,972.2	6,118.5
End of year	4,861.7	4,972.2

Since 30 June 1994, the Company's cost of investment in Sky has been carried at Directors' valuation of £994.6 million (an increase of £930 million) being Sky's net asset value at that date. The net book value is nil (2002: nil).

2003
(i) The Company has taken advantage of merger relief available under Section 131 of the Companies Act 1985 and has reduced its investment in BiB following the issue of shares on 11 November 2002 to BT in respect of the deferred consideration for the acquisition of 19.9% of BiB in June 2001.

2002
(ii) The provision against the investment in KirchPayTV aligned the value of the indirect investment in KirchPayTV in the Company's balance sheet with the carrying value of KirchPayTV in the Group's balance sheet of nil.

(b) Investment in own shares
The movement in the year was as follows:

	Number of Ordinary Shares	Group £m
Beginning of year	6,599,637	42.2
Share options exercised during the year	(1,142,625)	(7.6)
End of year	5,457,012	34.6

At 30 June 2003, the Group's ESOP held 5.5 million Ordinary Shares in the Company (2002: 6.6 million) at an average value of £6.34 per share (2002: £6.39 per share). These shares were designated to hedge a portion of the Group's obligations outstanding under share schemes: the LTIP (4.0 million shares), the EBP (0.4 million shares) and the KCP (1.1 million shares).

The 1.1 million Ordinary Shares utilised during the year relate to the exercise of LTIP and KCP awards.

The cost to the Group of the LTIP, EBP and KCP awards hedged by the ESOP is accrued over the relevant vesting periods of these schemes. An amount of £28.3 million is included within accruals (2002: £19.3 million).

The market value of shares held by the ESOP at 30 June 2003 was £36.6 million (2002: £41.5 million), and the nominal value was £2.7 million (2002: £3.3 million).

15 Other fixed asset investments (continued)

(c) Other investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Cost				
Beginning of year	**1,119.9**	161.2	**121.2**	121.2
Additions (vi)	**–**	3.2	**–**	–
Transfer from joint ventures (x)	**–**	971.4	**–**	–
Transfer to joint ventures (ii)	**(1.0)**	–	**–**	–
Disposals (iii), (iv), (v), (vi), (viii), (ix)	**(14.0)**	(15.9)	**–**	–
End of year	**1,104.9**	1,119.9	**121.2**	121.2
Provision				
Beginning of year	**1,055.0**	38.1	**60.0**	–
Disposals (iii), (iv), (v), (vi), (viii), (ix)	**(13.7)**	(14.5)	**–**	–
Transfer from joint ventures (x)	**–**	971.4	**–**	–
Transfer to joint ventures (ii)	**(1.0)**	–	**–**	–
Provided during the year, net (i), (iv), (vii)	**20.7**	60.0	**17.8**	60.0
End of year	**1,061.0**	1,055.0	**77.8**	60.0
Net book value				
Beginning of year	**64.9**	123.1	**61.2**	121.2
End of year	**43.9**	64.9	**43.4**	61.2

2003

(i) At 31 December 2002, the Group made a further provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £21.0 million, reduced by £3.2 million to reflect the post year end disposal of its investment in Chelsea Village plc (see note 30).

(ii) In April 2003, the Group's total investment in Mykindaplace increased to 26%. The investment was subsequently transferred to Investments in Joint Ventures from Other Investments at its net book value of nil.

(iii) At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by £5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

(iv) At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million. This reduced the carrying value of the Group's investment in Open TV to £0.3 million. Between 12 February 2003 and 24 March 2003, the Group disposed of its entire investment in Open TV shares for total consideration of £0.2 million, resulting in a loss of £0.1 million.

(v) In March 2003, the Group disposed of its investment in Streetsonline for total consideration of £0.6 million, which had been held at a cost of £6.0 million less provision of £6.0 million. These amounts were written back upon disposal of the Group's investment in Streetsonline.

2002

(vi) On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited for total consideration of £3.7 million, comprising a mixture of cash and shares in Open TV. The Group made a profit on disposal of £2.3 million. The investment in Open TV shares was included as an addition to other investments in the period.

(vii) At 31 December 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

(viii) On 26 February 2002 the Group sold its listed investment in Gameplay plc for total consideration of £0.03 million, realising a profit on disposal of £0.03 million. The Group's investment in Gameplay plc was held at cost of £12.3 million less provision of £12.3 million. These amounts were written back upon disposal of the Group's investment in Gameplay plc.

(ix) On 7 June 2002 the Group disposed of its listed investment in Toyzone plc following its liquidation. The Group's investment in Toyzone plc was held at cost of £2.2 million less provision of £2.2 million. These amounts were written back upon disposal of the Group's investment in Toyzone plc.

(x) The Group's investment in KirchPayTV was treated as a joint venture until 8 February 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. The investment is now treated as a fixed asset investment and was transferred from Investments in joint ventures to Other investments on 8 February 2002 at a net book value of nil.

Further analysis of listed investments is shown below:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Carrying value of listed investments included above*	**37.4**	49.4	**37.4**	46.2
Aggregate market value of listed investments at end of year	**44.6**	40.1	**44.6**	39.4

*Including investments listed on OFEX.

No tax liability would arise on the sale of these listed investments at the market value shown above as no gains would arise.

Page 54 of 73

16 Stocks

	2003 £m	2002 £m
Group		
Television programme rights	337.2	367.3
Set-top boxes and related equipment	29.0	42.2
Raw materials and consumables	1.6	4.4
Goods held for resale	2.6	0.3
	370.4	414.2

At least 79% (2002: 77%) of the existing television programme rights at 30 June 2003 will be amortised within one year.

17 Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Debtors: Amounts falling due within one year				
Trade debtors	170.9	177.5	–	–
Amounts owed by subsidiary undertakings	–	–	505.7	952.2
Amounts owed by joint ventures (see note 27)	16.0	15.2	–	–
Amounts owed by other related parties (see note 27)	0.4	1.0	–	–
Other debtors	6.4	8.5	–	–
Prepaid programme rights	53.8	80.5	–	–
Prepaid transponder rentals	16.9	15.5	–	–
Advance Corporation Tax	39.7	18.2	21.3	–
Deferred tax assets (see note 18)	30.8	13.9	14.8	–
Prepaid media agency rights	2.6	3.7	–	–
Other prepayments and accrued income	56.6	66.9	2.2	3.8
	394.1	400.9	544.0	956.0
Debtors: Amounts falling due after more than one year				
Prepaid programme rights	2.7	38.6	–	–
Prepaid transponder rentals	48.7	55.6	–	–
Advance Corporation Tax	–	67.1	–	55.9
Deferred tax assets (see note 18)	159.0	24.9	107.8	–
Prepaid media agency rights	5.5	12.8	–	–
Other prepayments and accrued income	7.0	8.0	4.2	4.4
	222.9	207.0	112.0	60.3

18 Deferred tax assets

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Included within debtors due within one year:				
– tax losses carried forward	20.7	11.7	14.8	–
– accelerated capital allowances	6.7	2.2	–	–
– short-term timing differences	3.4	–	–	–
	30.8	13.9	14.8	–
Included within debtors due after more than one year:				
– tax losses carried forward	125.0	–	107.8	–
– accelerated capital allowances	21.5	24.9	–	–
– short-term timing differences	12.5	–	–	–
	159.0	24.9	107.8	–
	189.8	38.8	122.6	–
Deferred tax asset				
Beginning of year	38.8	143.9	–	63.2
Credit (charge) in the profit and loss account during the year	151.0	(105.1)	122.6	(63.2)
End of year	189.8	38.8	122.6	–

18 Deferred tax assets (continued)

Group
Included within the total deferred tax asset recognised at 30 June 2003 is £145.7 million (2002: £11.7 million), relating to carried forward tax losses.

Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, the Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilised.

The amount of unrecognised deferred tax present within the Group is disclosed in note 9.

Company
The total deferred tax asset recognised at 30 June 2003 of £122.6 million (2002: nil) can be offset only against future taxable profits generated in the Company. The Directors consider that there is now sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which these assets can be utilised.

The Company has no unrecognised deferred tax assets (2002: £83.3 million).

19 Creditors: Amounts falling due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Short-term borrowings				
£200 million RCF (see note 20a)	–	–	–	–
Obligations under finance leases	0.2	1.5	–	–
	0.2	1.5	–	–
Other				
Trade creditors	323.4	311.1	–	–
Amounts due to subsidiary undertakings	–	–	416.4	418.0
Amounts due to joint ventures (see note 27)	0.8	–	–	–
Amounts due to related parties (see note 27)	24.6	20.4	–	–
UK corporation tax	27.6	4.7	–	–
VAT	61.7	86.2	–	–
Social security and PAYE	0.4	7.0	–	–
Other creditors	43.5	42.0	–	–
Accruals and deferred income	473.0	432.5	35.8	48.5
	955.0	903.9	452.2	466.5
	955.2	905.4	452.2	466.5

Included within trade creditors are £226.2 million (2002: £243.6 million) of US dollar-denominated programme creditors. At least 90% (2002: 90%) of these were covered by forward rate currency contracts (see note 25).

20 Creditors: Amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Long-term borrowings				
£750 million RCF (a)	–	500.0	–	500.0
£600 million RCF (a)	75.0	–	75.0	–
US$650 million of 8.200% Guaranteed Notes, repayable in 2009 (b)	412.5	412.5	412.5	412.5
£100 million of 7.750% Guaranteed Notes, repayable in 2009 (b)	100.0	100.0	100.0	100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009 (b)	367.2	367.2	367.2	367.2
US$300 million of 7.300% Guaranteed Notes, repayable in 2006 (b)	189.2	189.2	189.2	189.2
Obligations under finance leases (c)	7.5	7.8	–	–
Amounts due to subsidiary undertakings (d)	–	–	736.1	736.1
Other borrowings	0.2	0.2	–	–
	1,151.6	1,576.9	1,880.0	2,305.0
Other				
Accruals and deferred income	20.5	16.0	–	–
	1,172.1	1,592.9	1,880.0	2,305.0

Page 56 of 73

20 Creditors: Amounts falling due after more than one year

(a) RCFs
In March 2003 the Group entered into a new £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate ("LIBOR"), dependent on the Group's Net debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled £100 million of the £300 million March 2001 RCF. The maturity date of the resultant £200 million RCF is still June 2004 and should it be drawn upon, accrues interest at a rate (presently 1.250%) above LIBOR dependent on the Group's credit rating. This facility reduction, together with the replacement of the Group's £750 million RCF as described above, reduced the Group's aggregate available facilities from £1,050 million to £800 million. In June 2004, when the £200 million RCF matures, the aggregate facilities available to the Group will be reduced to £600 million. These reductions in committed bank facilities are consistent with the Group's anticipated liquidity requirements.

(b) Guaranteed notes
At 30 June 2003 the Group also had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 7.653% payable semi-annually. In December 2002 and March 2003, the Group amended the terms relating to £63.5 million of these swap arrangements, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it will revert to a floating rate equal to six months LIBOR plus a margin of 3.390%.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling at an average fixed rate of 8.200%, payable semi-annually.

US$300 million of 7.300% Guaranteed Notes repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the Notes.

Both the bank facilities and the publicly-traded guaranteed notes have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited (see note 25).

Borrowings outstanding, which exclude finance leases, are repayable as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts repayable:				
– between one and two years	–	500.0	–	500.0
– between two and five years	264.3	189.2	1,000.3	925.3
– after five years	879.8	879.9	879.7	879.7
	1,144.1	1,569.1	1,880.0	2,305.0

(c) Finance leases
Obligations under finance leases are repayable as follows:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts repayable:				
– within one year	0.2	1.5	–	–
– between one and two years	0.3	0.4	–	–
– between two and five years	0.9	0.8	–	–
– after five years	6.3	6.6	–	–
	7.7	9.3	–	–

At 30 June 2003, all obligations under finance leases represent amounts drawn down in connection with the Customer Relationship Management Centre in Dunfermline. Repayments of £0.7 million (2002: £0.8 million) were made against the Customer Relationship Management Centre lease and repayments of £1.5 million (2002: £2.4 million) were made against the IT asset leases, which were fully repaid in the current year. A proportion of these payments has been allocated to any capital amount outstanding. The Customer Relationship Management Centre lease bears interest at a rate of 8.5% and expires in September 2020.

(d) Amounts due to subsidiary undertakings
Amounts due to subsidiary undertakings represent an interest free loan which is repayable in full on 30 June 2007.

21 Derivatives and other financial instruments

On page 11, the Operating and Financial Review provides an explanation of the role that financial instruments have had in the management of the Group's funding, liquidity and foreign exchange rate risks, during the year.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the FRS 13 disclosures, other than the currency risks disclosures.

Interest rate risks

After taking into account interest rate swaps and forward foreign currency contracts entered into by the Group, the interest rate profile of the Group's financial liabilities was:

	Fixed	Floating	2003 Total	Fixed	Floating	2002 Total
£m	1,076.6	75.2	1,151.8	1,378.2	200.2	1,578.4
Weighted average interest rate	7.7%	4.8%	7.5%	7.7%	5.4%	7.4%
Weighted average period for which the rate is fixed (years)	5.2	n/a	n/a	5.1	n/a	n/a
Weighted average term (years)	5.4	4.8	5.4	5.5	2.0	5.0

Further details of interest rates on long-term borrowings are given in note 20.

In addition, cash at bank and in hand of £46.4 million (2002: £50.3 million) consists of sterling deposits, in bank accounts or on money markets, at overnight rates or on time deposits. At 30 June 2003, there were no time deposit balances (2002: £0.5 million, expiring within 14 days of year end, at an average interest rate of 3.75%).

Currency risks

The table below shows the Group's currency exposures after hedging that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)					
	USD	Euros	2003 Total	USD	Euros	2002 Total
Functional currency of Group operating unit						
Sterling	13.9	29.8	43.7	1.5	7.4	8.9

At 30 June 2003 and 30 June 2002, the Group also held open various currency forward contracts that the Group had taken out to hedge expected future foreign currency commitments (see note 25(a)).

Liquidity risks

The profile of the Group's financial liabilities, other than short-term creditors, is shown in note 20. The expected profile of provisions is discussed in note 22.

The Group's undrawn committed bank facilities, subject to covenants, were as follows:

	2003 £m	2002 £m
Expiring within one year	200.0	–
Expiring between one and two years	–	550.0
Expiring between two and five years	525.0	–
Total	725.0	550.0

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group's financial assets and financial liabilities, and associated derivative financial instruments at 30 June 2003 and 30 June 2002:

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Primary financial instruments held or issued to finance the Group's operations				
Bank borrowings	(75.2)	(75.2)	(500.2)	(500.2)
Quoted bond debt	(1,068.9)	(1,185.2)	(1,068.9)	(1,067.8)
Finance leases	(7.7)	(7.7)	(9.3)	(9.3)
Cash deposits	46.4	46.4	50.3	50.3
Derivative financial instruments held to manage the interest rate and currency profile				
Combined interest and exchange rate swaps	–	7.0	–	60.2
Forward foreign currency contracts	–	(51.4)	–	(50.3)

The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the difference between the contracted rates and the appropriate market rates prevailing at the period ends.

In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at 30 June 2003 and 30 June 2002. See notes 14 and 15 for disclosure of their book and fair values.

The difference between book value and fair value reflects unrealised gains or losses inherent in the instrument, based on valuations at 30 June 2003 and 30 June 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

21 Derivatives and other financial instruments (continued)

Hedges

The Group's policy is to hedge the following exposures:
- interest rate risk, using interest rate and cross currency swaps
- transactional currency exposures, using forward foreign currency contracts
- exposures on long-term foreign currency debt, using cross currency swaps

Gains and losses on instruments used for hedging are not recognised until the hedged position is recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	2003 Total net gains (losses) £m	Gains £m	Losses £m	2002 Total net gains (losses) £m
Unrecognised gains and losses at the beginning of the year	73.8	(63.9)	9.9	113.7	(23.7)	90.0
Gains and losses arising in previous years that were recognised in the year	(0.1)	45.5	45.4	(13.1)	4.0	(9.1)
Gains and losses arising before the beginning of the year that were not recognised in the year	73.7	(18.4)	55.3	100.6	(19.7)	80.9
Gains and losses arising in the year that were not recognised in the year	(34.9)	(64.8)	(99.7)	(26.8)	(44.2)	(71.0)
Unrecognised gains and losses on hedges at the end of the year	38.8	(83.2)	(44.4)	73.8	(63.9)	9.9
Of which:						
Gains and losses expected to be recognised in the next year	0.1	(46.4)	(46.3)	0.1	(37.7)	(37.6)
Gains and losses expected to be recognised after the next year	38.7	(36.8)	1.9	73.7	(26.2)	47.5

22 Provisions for liabilities and charges

	Analogue termination provision £m	Transition provision £m	Sky In-Home Service Limited reorganisation provision (a) £m	Sky Interactive reorganisation provision (b) £m	Provision for closure of Sky Pictures £m	Total £m
Group						
At 1 July 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilised in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	–	–	–	–	(4.1)
Transferred to fixed assets	–	–	–	(4.5)	–	(4.5)
At 30 June 2002	–	–	0.2	3.9	–	4.1
Utilised in year	–	–	(0.1)	(0.8)	–	(0.9)
At 30 June 2003	–	–	0.1	3.1	–	3.2

(a) The remaining Sky In-Home Service Limited reorganisation provision principally comprises the costs of onerous lease contracts and is expected to be utilised by June 2005.

(b) The remaining Sky Interactive reorganisation provision principally comprises the cost of onerous contracts associated with the reorganisation and consolidation of all interactive and on-line activities within the division 'Sky Interactive', and is expected to be utilised by June 2009.

23 Called-up share capital

	2003 £m	2002 £m
Authorised		
3,000,000,000 Ordinary Shares of 50p	**1,500.0**	1,500.0
Allotted, called-up and fully paid – equity		
Ordinary Shares – 1,937,754,876 (2002: 1,893,428,580) of 50p	**968.9**	946.7

Allotted and fully paid during the year

	Number of ordinary shares
Beginning of year	1,893,428,580
Options exercised under the Executive Share Option Scheme at between £0.500 and £6.385	666,838
Options exercised under the Sharesave Scheme at between £2.050 and £6.110	423,822
Shares issued in respect of deferred consideration for the acquisition of BiB	43,235,636
End of year	**1,937,754,876**

Movements in share capital in the year ended 30 June 2003 are described in note 24.

23 Called up share capital (continued)

Share option and contingent share award schemes

Total options and contingent share awards in existence at 30 June 2003 were as follows:

Scheme	Number of Ordinary Shares
Executive Share Option Scheme Options (a)	41,052,567
Sharesave Scheme Options (b)	3,749,134
LTIP Awards (c)	7,269,683
KCP Awards (d)	1,135,000
EBP Awards (e)	397,000
	53,603,384

(a) Executive Share Option Scheme Options

Options in existence at 30 June 2003 under the Executive Schemes are shown in the table below:

Date of grant	Number of Ordinary Shares	Option price £	Exercisable from
8 December 1994	172,795	2.560	8 December 1997
15 May 1997	266,078	5.675	15 May 2000
10 June 1997	15,061	5.975	10 June 2000
18 August 1997	6,864	4.370	18 August 2000
18 August 1997	21,809	4.420	18 August 2000
14 November 1997	7,308	4.105	14 November 2000
14 November 1997	36,253	4.030	14 November 2000
4 February 1998	8,298	3.615	4 February 2001
1 December 1998	3,624,812	5.010	1 December 2001
7 May 1999	4,589	4.350	7 May 2002
12 August 1999	600,000	5.830	12 August 2002
18 October 1999	1,124	0.980	18 October 2002
29 October 1999	4,382,303	6.385	29 October 2002
1 November 1999	214,231	6.535	1 November 2002
22 November 1999	107,775	6.495	22 November 2002
5 April 2000	41,517	13.970	5 April 2003
12 May 2000	20,800	12.980	12 May 2003
22 May 2000	21,842	10.530	22 May 2003
23 May 2000	126,529	9.800	23 May 2003
12 June 2000	34,993	11.430	12 June 2003
30 June 2000	100,931	12.880	30 June 2003
26 July 2000	46,077	12.370	26 July 2003
30 August 2000	267,535	11.400	30 August 2003
23 November 2000	5,698,957	9.900	23 November 2001
1 December 2000	3,901,500	9.840	1 December 2003
4 January 2001	59,534	10.750	4 January 2002
26 February 2001	66,746	9.340	26 February 2002
6 March 2001	92,416	9.290	6 March 2002
14 March 2001	121,289	8.950	14 March 2002
21 May 2001	74,644	7.190	21 May 2002
4 June 2001	94,480	7.165	4 June 2002
26 July 2001	184,815	7.080	26 July 2002
6 November 2001	9,565,078	7.940	6 November 2002
13 November 2001	26,668	8.360	13 November 2002
4 January 2002	88,057	7.890	4 January 2003
14 February 2002	12,479	7.005	14 February 2003
26 February 2002	20,343	6.850	26 February 2003
14 May 2002	32,689	6.820	14 May 2003
5 June 2002	600,000	7.350	5 June 2005
28 June 2002	13,725	6.290	28 June 2003
5 August 2002	9,832,806	5.300	5 August 2004
20 September 2002	47,815	5.185	20 September 2004
30 September 2002	20,672	5.305	30 September 2004
2 January 2003	229,296	6.390	2 January 2005
20 February 2003	64,362	6.010	20 February 2005
18 March 2003	74,672	6.100	18 March 2005
	41,052,567		

Further details regarding the Approved and Unapproved Executive Share Options can be found in the Report on Directors' Remuneration on pages 26 to 31.

Page 60 of 73

23 Called up share capital (continued)

(b) Sharesave Scheme Options
Options in existence at 30 June 2003 under the Sharesave Scheme are shown in the table below:

	Number of Ordinary Shares	Option price £	Exercisable from
Date of grant			
25 October 1995	6,841	3.020	1 February 2003
2 November 1996	17,752	4.620	1 January 2004
27 October 1997	30,066	3.720	1 January 2003
27 October 1997	26,932	3.720	1 January 2005
28 September 1998	164,341	3.780	1 December 2003
28 September 1998	89,830	3.780	1 December 2005
18 October 1999	96,553	4.620	1 January 2003
18 October 1999	172,190	4.620	1 January 2005
18 October 1999	41,899	4.620	1 January 2007
3 October 2000	254,788	9.710	1 January 2004
3 October 2000	79,489	9.710	1 January 2006
3 October 2000	27,677	9.710	1 January 2008
28 September 2001	520,428	6.110	1 January 2005
28 September 2001	133,085	6.110	1 January 2007
28 September 2001	39,898	6.110	1 January 2009
30 September 2002	1,424,523	4.750	1 January 2006
30 September 2002	506,511	4.750	1 January 2008
30 September 2002	116,331	4.750	1 January 2010
	3,749,134		

Further details regarding the Sharesave Scheme can be found in the Report on Directors' Remuneration on pages 26 to 31.

(c) LTIP Awards
Awards in existence at 30 June 2003 under the LTIP are shown in the table below:

	Number of Ordinary Shares	Option price £	Exercisable from
Date of grant			
3 November 2000	936,375	10.040	3 November 2002
3 November 2000	1,532,250	10.040	30 June 2003
21 November 2001	1,489,686	8.300	30 June 2003
21 November 2001	1,489,689	8.300	30 June 2004
2 August 2002	779,600	5.550	31 July 2004
2 August 2002	779,601	5.550	31 July 2005
13 August 2002	39,361	5.600	31 July 2004
13 August 2002	39,361	5.600	31 July 2005
2 January 2003	91,880	6.390	31 July 2004
2 January 2003	91,880	6.390	31 July 2005
	7,269,683		

Further details regarding the LTIP can be found in the Report on Directors' Remuneration on pages 26 to 31.

(d) KCP Awards
Awards in existence at 30 June 2003 under the KCP are shown in the table below:

	Number of Ordinary Shares	Option price £	Exercisable from
Date of grant			
21 November 2001	61,750	8.300	31 July 2002
21 November 2001	577,500	8.300	31 July 2003
4 March 2002	15,750	7.175	31 July 2003
9 August 2002	237,500	5.700	31 July 2003
9 August 2002	237,500	5.700	31 July 2004
14 August 2002	2,500	5.655	31 July 2003
14 August 2002	2,500	5.655	31 July 2004
	1,135,000		

Further details regarding the KCP can be found in the Report on Directors' Remuneration on pages 26 to 31.

23 Called up share capital (continued)

(e) EBP Awards

Awards in existence at 30 June 2003 under the EBP are shown in the table below:

	Number of Ordinary Shares	Option price (i) £	Exercisable from
Date of grant			
2 August 2002	178,500	n/a	31 July 2004
2 August 2002	178,500	n/a	31 July 2005
2 January 2003	20,000	n/a	31 July 2004
2 January 2003	20,000	n/a	31 July 2005
	397,000		

(i) Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date.

Further details regarding the EBP can be found in the Report on Directors' Remuneration on pages 26 to 31.

24 Reconciliation of movement in shareholders' funds

Movement in shareholders' funds for both Group and Company include all movements in reserves.

	Share capital £m	Share premium £m	Shares to be issued £m	Merger reserve £m	Profit and loss account £m	Total equity shareholders' funds (deficit) £m
(a) Group						
At 1 July 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	–	(13.5)	21.7
Share issue costs	–	(1.8)	–	–	–	(1.8)
Loss for the financial year	–	–	–	–	(1,382.6)	(1,382.6)
Transfer from merger reserve	–	–	–	(74.1)	74.1	–
Translation differences on foreign currency net investment	–	–	–	–	1.4	1.4
At 1 July 2002	**946.7**	**2,409.8**	**255.8**	**266.7**	**(4,179.7)**	**(300.7)**
Issue of share capital	22.2	125.8	(253.1)	111.5	(1.6)	4.8
Share issue costs	–	(0.1)	–	–	–	(0.1)
Profit for the financial year	–	–	–	–	190.3	190.3
Transfer from merger reserve	–	–	–	(79.2)	79.2	–
At 30 June 2003	**968.9**	**2,535.5**	**2.7**	**299.0**	**(3,911.8)**	**(105.7)**

At 30 June 2003, the cumulative goodwill written off directly to reserves by the Group amounted to £523.8 million (2002: £523.8 million).

During the year, £35.6 million (2002: £35.6 million) relating to the amortisation of BiB goodwill and £43.6 million (2002: £38.5 million) relating to the amortisation of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

During the year the Company issued shares with a market value of £6.4 million (2002: £35.2 million) in respect of the exercise of options awarded under various share option schemes with £4.8 million (2002: £14.3 million) received from employees.

On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT ("the selling shareholders") in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. The Group also agreed with the selling shareholders certain other terms relating to the agreement reached on 15 July 2000 for the acquisition by the Group of the interest of the selling shareholders in BiB. These included the waiver of the selling shareholders' rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was £3 billion or more in January or July 2003, further contingent consideration would have been payable to the selling shareholders. No liability had been recorded in the prior year in respect of this earn out. Additional Group merger reserve of £111.5 million was created in relation to 20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.

In June 2002 the Company issued 169,375 new shares, which were used to satisfy part of the contingent consideration in respect of the acquisition of the remaining 5% minority interest in WAPTV Limited in May 2001. A further 338,755 new shares are expected to be issued in September 2003 to satisfy the remaining contingent consideration.

	Share capital £m	Share premium £m	Shares to be issued £m	Capital reserve £m	Profit and loss account £m	Shareholders' funds £m
(b) Company						
At 1 July 2001	944.4	2,377.6	256.9	843.9	164.0	4,586.8
Issue of share capital	2.3	34.0	(1.1)	–	–	35.2
Share issue costs	–	(1.8)	–	–	–	(1.8)
Loss for the financial year	–	–	–	–	(1,340.0)	(1,340.0)
At 30 June 2002	**946.7**	**2,409.8**	**255.8**	**843.9**	**(1,176.0)**	**3,280.2**
Issue of share capital	22.2	125.8	(253.1)	–	–	(105.1)
Share issue costs	–	(0.1)	–	–	–	(0.1)
Profit for the financial year	–	–	–	–	55.6	55.6
At 30 June 2003	**968.9**	**2,535.5**	**2.7**	**843.9**	**(1,120.4)**	**3,230.6**

25 Guarantees, contingencies and other financial commitments

a) Future expenditure

	Group 2003 £m	Group 2002 £m
Contracted for, but not provided for in the accounts		
– television programme rights (i)	1,617.8	2,165.6
– set-top boxes and related equipment	106.0	126.9
– third party payments (ii)	46.1	58.3
– capital expenditure	2.5	5.9
– other purchase obligations	7.5	–
	1,779.9	2,356.7

(i) Of the commitments for television programme rights, £692 million (2002: £1,005 million) related to commitments payable in US dollars for periods of up to ten years (2002: seven years) and £136 million (2002: nil) related to commitments payable in Swiss francs for periods of up to three years. At 30 June 2003, the US dollar commitments have been translated at the year end rate of US$1.6497:£1 (2002: US$1.5347:£1), except for US$566 million (2002: US$585 million) covered by forward rate contracts where the average forward rate of US$1.4925:£1 (2002: US$1.3856:£1) has been used. The Swiss franc commitments have been translated at the year end rate of CHF2.2288:£1, except for CHF99 million covered by forward rate contracts where the average forward rate of CHF2.1068:£1 has been used.

The US dollar commitment disclosed above is subject to price escalation clauses in accordance with the terms of certain of the movie programme rights contracts. The extent of the escalation, and hence of the commitments, is dependent both upon the number of subscribers to the relevant movie channel in certain cases and upon inflationary increases. If subscriber numbers were to remain at 30 June 2003 levels, the additional commitment in respect of subscriber escalation would be £213 million (US$351 million) (2002: £251 million (US$ 386 million)).

(ii) The third party payment commitments in respect of distribution agreements for the Sky Distributed channels disclosed above are subject to price escalation clauses in accordance with the terms of certain of the distribution agreements. The extent of the escalation, and the levels of the commitments, are dependent upon the number of DTH subscribers to the relevant Sky Distributed channels and in certain cases upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed channel were to remain at 30 June 2003 levels, the additional commitment in respect of subscriber escalation would be £799 million (2002: £885 million), for periods of up to six years (2002: six years).

At 30 June 2003, the Group had outstanding forward rate contract commitments to purchase in aggregate US$903 million (2002: US$920 million) at an average rate of US$1.4925: £1 (2002: US$1.3856:£1). The Group also has outstanding forward rate contract commitments to purchase in aggregate CHF99 million (2002: nil) at average rates of CHF2.0834:£1 and CHF1.4844: Euro 1.

b) Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

c) Guarantees

Two of the Group's subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company's £200 million and £600 million RCFs and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 20).

The Group has agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships in accordance with funding agreements.

d) Contingent consideration

On 29 May 2001, the Group acquired the 5% minority interest in WAPTV Limited for a total consideration of £5.0 million. The consideration comprised 169,375 new BSkyB Ordinary Shares issued on 29 May 2001, contingent consideration which was satisfied by the issue of a further 169,375 new BSkyB Ordinary Shares on 30 June 2002, and contingent consideration which will be satisfied by the issue of 338,755 new BSkyB Ordinary Shares on 30 September 2003. The contingent consideration is contingent upon the vendors remaining continuously in the employment of a member of the Group from completion until the date the deferred consideration is due. The remaining contingent consideration has been recognised and recorded within shares to be issued as it is considered probable that these criteria will be fulfilled.

e) Lease and similar commitments

The minimum annual rentals under these arrangements are as follows:

	Property £m	Plant and machinery £m	Total £m
Group			
30 June 2003			
Operating leases and similar arrangements which expire:			
– within one year	0.5	3.4	3.9
– between two and five years	2.4	26.2	28.6
– after five years	7.9	35.1	43.0
	10.8	64.7	75.5
30 June 2002			
Operating leases and similar arrangements which expire:			
– within one year	0.8	0.5	1.3
– between two and five years	0.9	14.6	15.5
– after five years	9.2	43.1	52.3
	10.9	58.2	69.1

Group

The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

Company

At 30 June 2003, the Company had minimum annual rentals for property under operating leases and similar arrangements which expire between two and five years of £0.4 million (2002: nil).

26 Regulatory update

Office of Fair Trading ("OFT")
On 5 December 2000 the OFT announced that it was to conduct an inquiry into the affairs of British Sky Broadcasting Limited ("BSkyB Limited"), under the UK Competition Act 1998 ("Competition Act"), in particular the wholesale supply by BSkyB Limited of certain of its channels to third party distributors in the UK (i). BSkyB Limited maintained that it had not infringed the Competition Act and, on 17 December 2002, following submission by BSkyB Limited of written and oral representations, the OFT announced that BSkyB Limited had not been found in breach of competition law in respect of its investigation. Such findings by the OFT may be appealed by third parties who have a "sufficient interest" in accordance with the provisions of the Competition Act.

EC Investigation – FAPL
The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited ("FAPL"). On 21 June 2002, BSkyB Limited and the FAPL notified BSkyB Limited's current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission. On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. On 30 July 2003, the Group received a request for information from the EC Commission concerning the current bidding process being undertaken by the FAPL. The Group is currently unable to assess whether this EC investigation will have a material effect on the Group.

EC Investigation – Movie Contracts
The EC Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

27 Transactions with related parties and major shareholders

a) Transactions with major shareholders
The Company and Group conduct business transactions on an arm's length basis with companies who are part of The News Corporation Group, a major shareholder:

- Twentieth Century Fox supplied programming with a total value of £63.2 million in the year (2002: £55.9 million), the majority of which is supplied under arrangements extending to December 2004, with a variable annual value dependent on the number of films supplied. The Group also earned £0.5 million (2002: nil) from Twentieth Century Fox in respect of programming-related fees.
- NDS Limited supplied smart cards and encryption services with a value of £49.7 million in the year (2002: £44.5 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £3.7 million (2002: £5.1 million) was paid during the year.
- Broadsystem Ventures Limited ("BVL") supplied telephony services with a value of £3.0 million during the year (2002: £2.0 million). The Group also earned £4.2 million (2002: £1.0 million) from BVL in respect of telephony services.
- News International plc and News America Publishing provided media-based advertising services worth £5.2 million in the year (2002: £4.9 million) and News International plc provided rental premises at a cost to the Group of £0.4 million in the year (2002: £0.4 million). The Group also earned £1.7 million (2002: £1.1 million) from News International plc for the provision of airtime.
- Orbis Technology Limited and Visonik supplied interactive and internet-based services of £2.3 million in the year (2002: £0.9 million).
- National Rugby League Limited and News Interactive sold sports rights to the Group during the year worth £4.0 million (2002: £3.4 million).
- STAR Television Group ("STAR"), Fox News Channel and Phoenix Chinese News and Entertainment paid the Group £1.4 million during the year (2002: £1.3 million) for the provision of transponder capacity. The Group paid STAR £1.5 million (2002: £1.2 million) in respect of carriage fees for the supply of programming.
- JSkySports Corporation, ESPN STAR Sports and Fancy A Flutter Limited paid the Group £0.9 million (2002: £0.5 million) of fees related to programming.

Balances payable to the above companies which form part of The News Corporation Group, analysed by activity:

	2003 £m	2002 £m
Programming	22.6	18.2
Encryption services	0.7	2.2
Telephony services	0.9	–
Advertising	0.4	–
	24.6	20.4

Balances receivable from members of The News Corporation Group, analysed by activity:

	2003 £m	2002 £m
Transponders	0.1	0.4
Other	0.3	0.6
	0.4	1.0

Notes
(i) Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act.

27 Transactions with related parties and major shareholders (continued)

b) Transactions with joint ventures
All transactions with joint ventures are conducted on an arm's length basis.

	2003 £m	2002 £m
Revenue	19.4	23.0
Operating costs	63.8	53.9

Revenues are primarily generated from the provision of transponder capacity, marketing and support services, together with commissions receivable. Operating costs represent fees payable for channel carriage.

	2003 £m	2002 £m
Funding to joint ventures (see note 14)	234.8	224.7
Amounts owed by joint ventures (see note 17)	16.0	15.2
Amounts owed to joint ventures (see note 19)	0.8	–

c) Other transactions with related parties
Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and owns 60% of the ordinary share capital of Shine Entertainment Limited, in which the Group has a 3.5% equity shareholding. During the year, the Group incurred development and production costs for television of £2.0 million (2002: £1.3 million) from Shine Entertainment Limited. At 30 June 2003, there were no outstanding amounts due to or from Shine Entertainment Limited (2002: nil).

28 Notes to consolidated cash flow statement

a) Reconciliation of operating profit to operating cash flows

	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2003 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2002 Total £m
Operating profit (loss)	370.7	(116.7)	254.0	191.5	(136.5)	55.0
Depreciation	97.9	–	97.9	81.1	–	81.1
Amortisation of goodwill and other intangible fixed assets	–	121.5	121.5	0.1	118.3	118.4
Profit on sale of fixed assets	(0.3)	–	(0.3)	–	–	–
Decrease in stock	43.8	–	43.8	9.9	–	9.9
Decrease in debtors	88.0	–	88.0	77.9	22.3	100.2
Increase (decrease) in creditors	59.6	–	59.6	(80.5)	–	(80.5)
Provision utilised, net	(0.9)	–	(0.9)	(0.3)	(34.1)	(34.4)
Net cash inflow (outflow) from operating activities	658.8	4.8	663.6	279.7	(30.0)	249.7

b) Analysis of changes in net debt

	At 1 July 2002 £m	Cash flow £m	At 30 June 2003 £m
Overnight deposits	38.7	(6.0)	32.7
Other cash	11.1	2.6	13.7
	49.8	(3.4)	46.4
Short-term deposits	0.5	(0.5)	–
Cash at bank and in hand	50.3	(3.9)	46.4
Debt due after more than one year	(1,569.1)	425.0	(1,144.1)
Finance leases	(9.3)	1.6	(7.7)
Total debt	(1,578.4)	426.6	(1,151.8)
Total net debt	(1,528.1)	422.7	(1,105.4)

28 Notes to consolidated cash flow statement (continued)

c) Reconciliation of net cash flow to movement in net debt

	NOTE	2003 £m	2002 £m
Decrease in cash		(3.4)	(103.8)
Decrease in short-term deposits		(0.5)	(69.5)
Cash outflow resulting from decrease in debt and lease financing		426.6	191.7
Decrease in net debt		422.7	18.4
Net debt at beginning of year		(1,528.1)	(1,546.5)
Net debt at end of year	28b	(1,105.4)	(1,528.1)

d) Major non-cash transactions

2003

Issue of shares – deferred consideration for BiB
On 11 November 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002

Impairment of investment in KirchPayTV
Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 14). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

29 Financing arrangements

At 30 June 2003, the Group's balance sheet showed net liabilities of £105.7 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group's projected operating requirements and to settle or refinance the Group's other liabilities as they fall due, for a minimum period of 12 months from the date of signing these financial statements. Accordingly the financial statements are prepared on a going concern basis.

30 Post balance sheet events

On 22 July 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Chelsea Village plc for consideration in cash of £5.9 million.

On 8 August 2003, it was announced that the Group had successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. The total cost of the new agreement for the four UK live packages is £1,024 million over three years.

31 Principal Group investments

The investments of the Company and the Group which principally affect the consolidated results and net assets of the Group are as follows:

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries: Direct holdings			
British Sky Broadcasting Limited	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	The transmission of the Group's English language satellite television broadcasting services
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company
Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	The provision of sports content, betting and e-commerce services
British Interactive Broadcasting Holdings Limited (a)	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
Subsidiaries: Indirect holdings			
Sky Subscribers Services Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	2 Ordinary Shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures plc	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments
Joint ventures			
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children's television services
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television services
Paramount UK (b)	England and Wales	Partnership interest (25%)	The transmission of a general entertainment comedy channel
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
Granada Sky Broadcasting Limited (c)	England and Wales	800 B Shares of £1 each (80%)	The transmission of general entertainment channels
MUTV	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel (d)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe Limited	England and Wales	44,001,120 A Shares of £1 each (36.4%)	The transmission of audio music channels
Attheraces plc	England and Wales	1,000 Ordinary Shares of £1 each (33.33%)	The transmission of a horse racing service and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 3,860,174 redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

Notes
(a) 80.1% directly held by British Sky Broadcasting Group plc and 19.9% held by British Sky Broadcasting Limited.
(b) The registered address of Paramount UK is 15–18 Rathbone Place, London W1P 1DF.
(c) The economic interest held in Granada Sky Broadcasting Limited is 49.5%.
(d) The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.

Five Year Summary

Consolidated results

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
DTH subscribers	**2,341**	1,929	1,537	1,189	979
Cable and DTT subscribers	**202**	279	299	303	253
Advertising	**284**	251	271	242	217
Interactive	**218**	186	93	5	–
Other	**141**	131	106	108	96
Turnover	**3,186**	2,776	2,306	1,847	1,545
Operating expenses, net	**(2,815)**	(2,584)	(2,146)	(1,762)	(1,360)
Goodwill amortisation	**(122)**	(119)	(44)	–	–
Exceptional operating costs	**5**	(18)	(23)	(105)	(456)
Operating profit (loss)	**254**	55	93	(20)	(271)
Share of operating results of joint ventures	**3**	(76)	(256)	(122)	(58)
Joint ventures' goodwill amortisation, net	**–**	(1,070)	(101)	(14)	–
Share of joint venture's loss on sale of fixed asset investment	**–**	–	(70)	(14)	–
Profit (loss) on sale of fixed asset investments	**–**	2	–	(1)	–
Amounts written off fixed asset investments, net	**(15)**	(60)	(39)	–	–
Release of provision (provision) for loss on disposal of subsidiary	**–**	10	(10)	–	–
Net interest payable and similar charges	**(114)**	(137)	(132)	(92)	(60)
Profit (loss) on ordinary activities before taxation	**128**	(1,276)	(515)	(263)	(389)
Taxation credit (charge) (i)	**62**	(107)	(24)	65	103
Profit (loss) on ordinary activities after taxation	**190**	(1,383)	(539)	(198)	(286)
Statistics					
Basic earnings (loss) per share	**9.9p**	(73.3p)	(29.2p)	(11.3p)	(16.6p)
Diluted earnings (loss) per share	**9.8p**	(73.3p)	(29.2p)	(11.3p)	(16.6p)
Dividend per share					
– interim	**–**	–	–	–	2.75p
– final	**–**	–	–	–	–
Payments to acquire tangible fixed assets (£ million)	**98**	101	133	58	76
Direct-to-home subscribers ('000)	**6,845**	6,101	5,453	4,513	3,460
Cable subscribers ('000) (ii)	**3,871**	4,091	3,486	3,735	3,778
DTT subscribers ('000) (iii)	**1,510**	–	1,105	740	204
Total subscribers ('000)	**12,226**	10,192	10,044	8,988	7,442
Average number of full-time equivalent employees	**9,132**	9,083	9,948	10,730	8,271

Capital employed	**£m**	£m	£m	£m	£m
Fixed assets	**991**	1,129	2,411	1,886	343
Working capital	**(191)**	(17)	15	32	2
Provisions, tax and dividends (i)	**199**	115	182	24	(228)
Net debt	**(1,105)**	(1,528)	(1,547)	(1,145)	(665)
Net (liabilities) assets	**(106)**	(301)	1,061	797	(548)

Notes
(i) The taxation credit for 2000 and 1999 was restated following the adoption by the Group of FRS 19, Deferred tax in the year ended 30 June 2001. Adoption of FRS 19 resulted in the recalculation of loss per share for 2000 and 1999.
(ii) The cable subscribers disclosure for 2000 and 1999 was restated in the year ended 30 June 2001 to include Eire subscribers.
(iii) From 2003, the DTT subscriber number consists of BARB's estimate of the number of homes with access to Freeview. Up until 2001, this subscriber number included all those subscribing to ITV Digital's (previously On Digital) DTT service.

Shareholders' Service

Share price information
The Company's share price is broadcast on SkyText on the Sky News channel on page 145, BBC Ceefax page 221 and on Channel 4 Teletext page 520, all under the prefix BSkyB. It also appears in the financial columns of the national press.

The latest BSkyB share price is available from the Financial Times Cityline Service, on 0906 843 4816.

Shares on-line
You can also access your shareholding on-line and find a range of other services at the Lloyds TSB Registrars Shareholder website, www.shareview.co.uk.

ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company's registrars whose address is given on the next page.

Breakdown of shareholders at June 2003
By Type



BSkyB Holdco Inc.	35%
Fund Management Groups	34%
Other	13%
Insurance Companies	11%
Pension Funds	4%
Miscellaneous Banks	3%

Breakdown of shareholders at June 2003
By Location



BSkyB Holdco Inc.	35%
London	34%
USA & Canada	10%
Continental Europe	7%
Other	7%
Scotland	5%
Rest of UK and Eire	2%

Corporate Shareholder Information

Board of Directors
Rupert Murdoch (Chairman)
Tony Ball (Chief Executive Officer and Managing Director)
Philip Bowman (Audit Committee Chairman)
Chase Carey
David DeVoe
David Evans
Allan Leighton
James Murdoch
Jacques Nasser
Gail Rebuck
Arthur Siskind
Lord St John of Fawsley (Senior Independent Non-Executive Director)
Martin Stewart (Chief Financial Officer)
John Thornton (Remuneration Committee Chairman)
Lord Wilson of Dinton

Company Secretary
David Gormley

Financial Calendar
Results for the financial year ending 30 June 2004

Q1	November 2003
Q2	February 2004
Q3	May 2004
Q4	August 2004
AGM	November 2004

Company information
Registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000

Internet address
http://www.sky.com

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 600 3970

ADR Depository
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (601) 312 5315
www.adrbny.com

Auditors
Deloitte & Touche LLP
180 Strand
London WC2R 1BL

Principal Bankers
Barclays Bank plc
27 Soho Square
London W1A 4WA

Solicitors
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Company Registration Number
2247735

Designed and produced by salterbaxter
Portrait photography by Nikki English
Printed by CTD Capita

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone +44 (0)870 240 3000
Facsimile +44 (0)870 240 3060
www.sky.com
Registered in England No. 2247735